

TEGRATED CLEAN AIR SOLUTIONS








CECO
CECO Environmental

2009 ANNUAL REPORT



CECO Environmental

2009 ANNUAL REPORT

TABLE OF CONTENTS

NasdaqGM: CECE

OFFICERS AND DIRECTO

EXECUTIVE OFFICERS

Phillip DeZwirek
Chairman

Jeffrey Lang
Chief Executive Officer

Richard J. Blum
President

Dennis W. Blazer
Chief Financial Officer and Assistant Secretary,
Vice President Finance & Administration

David D. Blum
Senior Vice President and President,
The Kirk & Blum Manufacturing Company

DIRECTORS

Phillip DeZwirek
Chairman

Richard J. Blum
President

Jason DeZwirek
Secretary
Founder and former CEO, Kaboose Inc.

Donald A. Wright
Principal, The Phillips Group

Ronald E. Krieg, CPA
Retired partner, Plante & Moran, PLLC

Thomas J. Flaherty
Consultant and former Chief Operating Officer,
Fairchild Corporation

Arthur Cape
Director of International Sales,
Shymac Innovative Marketing

OUR COMMITMENT

We are committed to becoming the industrial air pollution control leader in making the environment cleaner all over the world by:

1) Building systems and equipment, and providing technology and services that remove airborne contaminants from industrial facilities.

2) Cleaning the air exhausted from those facilities.

OUR VISION

To become a world-class company that produces exceptional value for our customers, shareholders, employees and communities by delivering:

- **Significant Growth**
  Implementing profitable ways to grow globally with premier solutions.
- **Product and Service Excellence**
  Creating customer successes and building customer loyalty.
- **Operational Excellence**
  Running smart, lean, best-in-class processes.
- **Employee Development**
  Investing in the training and development of our employees.
- **Global Market Coverage**
  Providing worldwide sales and manufacturing resources.
- **Safety Leadership**
  Ensuring employee safety with world-class safety practices.

BACKLOG BY INDUSTRY DECEMBER 2009



Power	40.46%
Refining	20.91%
Steel	8.77%
Chemical	7.28%
Food	4.30%
Ethanol	4.26%
Aluminum	4.05%
Other	9.97%

COUNTRIES SOLD IN 2009



Dear Fellow Shareholders,

2009 was a challenging year for CECO, as it was for companies worldwide. Fortunately, with the breadth of industries we serve, a number of key markets continued to perform for us during the year. Likewise, our global business model was helpful. Nevertheless, we experienced revenue declines in critical markets. Going forward, we are confident that our strategies developed through this turbulent downturn have positioned us leaner, more focused on our core business, better integrated and poised for domestic and global expansion.

In 2009 we maintained a critical focus on growth opportunities in global markets, while reducing our SG&A and expenses, further consolidating operations, and managing our working capital and cash wisely. We believe our fundamentals, our business and future demand will be strong.

2009 Financial Particulars

- 2009 revenue from continuing operations was $139.0 million, compared to $183.2 million in 2008.
- SG&A expenses were reduced by $2.7 million.
- Gross profit from continuing operations was $30.9 million, compared to $42.3 million in 2008.
- Experienced an operating loss in 2009 but returned to operating profitability in the fourth quarter (excluding goodwill impairment charges).
- Debt was significantly reduced to $13.5 million with the repayment of $13.6 million.
- Strengthened the balance sheet with a $10.8 million convertible note issued in November 2009.

Our Focus

Our unmatched breadth of air pollution control technologies, coupled with our expertise in engineering industrial ventilation systems, uniquely positions us to provice integrated solutions for indoor and outdoor air pollution. We are also well positioned for the evolving renewable fuels, gasification and biomass markets. And, we are expanding operations in China to maximize opportunities in that growing market.

We believe the global air pollution control equipment and services sectors will grow as a result of increasing air-quality regulations, in some cases driven by climate-change legislation. This will produce significant demand.

We are excited about our future, our team, our strategy and our core focus. In 2010 CECO will strive to realize its vision to: 1) drive global growth, 2) implement lean operations, 3) ensure service and quality excellence, 4) develop our valued employees, 5) improve our global market coverage, and 6) provide safety leadership. As we move our strategies forward, we plan to share with you our progress in these important areas, along with our plans for expansion through bolt-on acquisitions, as strategic opportunities develop to enhance our portfolio.

New CEO

In February 2010, the board appointed Jeff Lang as Chief Executive Officer. He succeeds Phillip DeZwirek, who will continue as Chairman. Jeff has more than 30 years' experience in executive operating management, most recently as Executive Vice Presdent, Operating Officer at McJunkin Red Man Corporation, a Goldman Sachs portfolio company with $4.5 billion annual sales. His leadership will be a critical asset for CECO.

In Summary

CECO has a seasoned leadership team in place. Our portfolio companies are solidly positioned and running well. The markets we serve are gaining momentum, and we are expanding globally. Given CECO's strength, growth and operational plans, we believe we will create significant shareholder value as we execute our vision.

Respectfully submitted,

Phillip DeZwirek
Chairman

Jeffrey Lang
Chief Executive Officer

)09 CECO Division Highlights

- Busch International, working with kbd/Technic, received an order for almost $2.0 million in ventilation equipment for a beryllium producing facility.
- CECO Abatement received an order for approximately $1.5 million from an ethanol facility.
- Flextor received two orders, each for more than $3.0 million, for power plant equipment in Colombia and Mexico.
- Buell Division of Fisher-Klosterman received an order for more than $2.0 million for an electrostatic precipitator for a facility in Colombia, making Colombia the country in which we booked the most foreign sales in 2009. Buell also booked four refinery projects in the United States for about $8.0 million, along with a contract for approximately $10.0 million to refurbish a power-plant electrostatic precipitator.
- A.V.C. booked a project at a chemical facility worth approximately $1.0 million.
- CECO Filters developed a sole source relationship with a leading manufacturer of compressed air treatment equipment, doubling its revenue in that market.
- Effox/Flextor has installed damper technology on three major CO2 capture systems in the United States.
- Our Buell FCC, APC and Classifier Divisions expanded CECO's global exposure with orders from India, Australia, Finland, Saudi Arabia, Oman, Jordan, Colombia, Ecuador, U.S. Virgin Islands, Turkey, South Africa, China, Egypt, France, Germany, Italy, Malaysia, and Qatar. This new international business enabled Buell to mitigate some of the effect of the U.S. slowdown and favorably affect its 2009 performance.

2010 CECO Division Opportunities

- Kirk & Blum Services has booked contracts at two chemical plants totaling approximately $3.2 million.
- GMD has booked a contract for approximately $750,000 from a U.S. foundry.
- Flextor has booked a contract valued at approximately $1.0 million for a power plant in India.
- CECO Filters is poised to expand its European presence by establishing manufacturing there. This will give CECO Filters manufacturing capability in India, China, Europe and North America.
- Our Component Parts and K&B Duct divisions are combining into one sales group to position themselves as the "nation's source for industrial ducting."
- Effox/Flextor has the technology and capability required by many types of clean energy applications. These include flue gas desulfurization, carbon dioxide capture projects and plants utilizing natural gas and bio-fuels.
- The international oil refinery market will be strong in 2010, and Buell FCC is a world leader in refinery cyclone technology. We currently have proposals outstanding for $25.0 million in refinery projects in India, Mexico, and the Middle East. We are also working on proposing several domestic refinery projects that could total $10.0 million.

Building our Technology and Business Portfolio

CECO Environmental Corporation offers a comprehensive portfolio of air pollution control technologies that provides unique value and solutions to customers. In recent years, the company has acquired many world-class, complementary businesses that have expanded CECO's capabilities and market exposure. Our company has made exceptional progress integrating these businesses to strengthen its core. A few of our companies and their areas of specialization are listed below.

- ***Buell FCC** provides fluidized catalytic cracking cyclones for refineries worldwide. Global refinery capacity is expanding.*
- ***CECO Filters** provides fiber bed filters for the chemical processing industry. Its products are manufactured in the United States, India and China.*
- ***Effox/Flextor** provides dampers and expansion joints for a wide variety of industries, but specializes in equipment for the power industry.*
- ***Fisher-Klosterman** provides cyclones, scrubbers, and other air pollution control equipment, specializing in high-temperature and high-pressure processes, such as gasification.*
- ***GMD/CECOaire** provides baghouse technology to a wide variety of industries to eliminate process exhaust emissions. One of its specialties is cupola pollution control systems.*
- ***Kirk & Blum** Services is the manufacturing muscle behind many CECO projects, providing comprehensive fabrication, engineering and installation services.*

Busch controls toxic dust for metals producer



Busch International serves clients in many heavy industries, however, the specialty of this CECO division is providing clean air solutions to the metals industry. Cleveland, OH-based Brush Wellman is the only fully-integrated beryllium producer in the world, taking this rare element from the mine to the mill and distributing beryllium-based metals to the defense and electronics industries. However, beryllium dust is toxic – especially when inhaled – damaging tissue and causing berylliosis, a chronic, life-threatening disease.

Busch has a long history of successful projects with Brush Wellman, so when the metals manufacturer began construction of a new 865,000 sq. ft. beryllium production plant in Elmore, OH, it called on Busch to provide state-of-the-art ventilation equipment in accordance with its strict hazardous material handling procedures.

For this $2 million project, Busch partnered with CECO's kbd/Technic division to provide a complete package of heating, air conditioning, chillers and ventilation equipment, including specialized air handling units with high-efficiency HEPA filtration and "bag in/bag out" features to properly handle beryllium dust. Busch along with its equipment partners, Trane Corp. and Titan Air, Inc., supplied the air handling units and equipment to customer specification, providing another safe work environment for this long-time customer.

K&B's single-source solution wins over engine builder



When Cummins Engine, manufacturer of diesel and natural gas-powered engines, began construction of a new facility for production of a light-duty diesel engine for U.S. automakers, its search for mist control contractors had a catch. Cummins wanted a single source capable of delivering all the pieces and parts of multiple oil mist collection systems, while managing all aspects of the project from design to fabrication to installation.

The only single-source proposal Cummins received came from Kirk & Blum. K&B leveraged its association with CECO Filters to produce the duct and acquire the necessary collectors to win the $2 million contract.

Kirk & Blum designed and built the ductwork, acquired all the system fans and control panels, and even custom built acoustical enclosures around the system fans for noise abatement. The entire project was built and staged in Indianapolis, less than an hour away from Cummins' Columbus, IN facility.

All the subcontract logistics, like piping and electrical components, were also coordinated by Kirk & Blum. In the end, the single-point contract with K&B saved the customer both headaches and money.

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-7099

CECO ENVIRONMENTAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-2566064**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
3120 Forrer Street Cincinnati, Ohio	**45209**
(Address of Principal Executive Offices)	**(Zip Code)**

(513) 458-2600
Registrant's Telephone Number, Including Area Code

Securities registered under Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value per share	**The NASDAQ Stock Market LLC**

Securities registered under Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the exchange act. (check one)

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of common stock held by non-affiliates of Registrant computed based on the closing sale price as of the last business day of Registrant's most recently completed second fiscal quarter (June 30, 2009): $41,461,781

The number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: 14,300,047 shares of common stock, par value $0.01 per share, as of March 4, 2010.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders to be held on May 20, 2010 are incorporated by reference into Part III.

FORM 10-K

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects or future results of operations or financial position made in this Annual Report on Form 10-K are forward-looking. We use words such as believe, expect, anticipate, intends, estimate, forecast, project, should and similar expressions to identify forward-looking statements. Forward-looking statements are based on management's current expectations of our near-term results, based on current information available pertaining to us and are inherently uncertain. We wish to caution investors that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: the affect of the unfavorable global, national and local economic conditions on our customers and our businesses, the affect of the current banking crisis on our ability to effect our business plans and strategies, the changing political conditions in the United States and other countries, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, international trading restrictions, customer product acceptance, and continued access to capital markets, and foreign currency risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A, "Risk Factors", which describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements we make, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

CECO Environmental Corp. ("CECO") was incorporated in New York State in 1966 and reincorporated in Delaware in January 2002. We operate as a provider of air pollution control products and services through four principal product groups: our Contracting/Services Group, which produces air pollution control and industrial ventilation systems, our Equipment Group, which produces various types of air pollution control equipment, our Parts Group, which manufactures products used by us and other air pollution control companies and contractors, and our Engineering Group, which provides industrial ventilation engineering and source emission testing services. It is through combining the efforts of some or all of these groups that we are able to offer complete turnkey systems to our customers and leverage the operational efficiencies between our family of companies.

Unless the context indicates otherwise, the terms "CECO", "Company", "we", "us", and "our", as used herein refer to CECO Environmental Corp. and its subsidiaries.

Our business is characterized by the breadth and diversity of our product and service offerings, customer base, and end market applications. We market our products and services under multiple brands, including "Kirk & Blum", "kbd/Technic", "CECO Filters", "Busch International", "CECO Abatement Systems", "CECOaire", "K&B Duct", "Effox", "GMD Environmental", "Fisher-Klosterman", "Buell", "A.V.C." "FKI", and "Flextor", to multiple end markets, a broad group of customers and for a wide range of applications.

We have created a family of companies, each playing a specialized role in the creation of clean air solutions. In December 1999, we acquired Kirk & Blum, one of the largest sheet metal fabricators in the country. This major acquisition significantly changed our focus and capabilities by transforming the Company from a manufacturing operation to a full-service product, engineering and design service provider of air pollution control solutions. We have built upon this end-to-end platform strategy by broadening our offerings through both acquisitions and the creation of new service offerings. Other important developments include the following:

- Organized our marketing group CECO Energy Management Team in 2006 to assist customers in developing plant wide energy reduction strategies in addition to eliminating waste and raising the efficiency of ventilation systems.
- Acquired the assets of Effox, Inc., ("Effox") a leading producer of dampers and expansion joints, on February 28, 2007 to continue the execution of our "horizontal integration" strategy, broadening our exposure to the multibillion-dollar energy, power and utility markets.
- Acquired the assets of GMD Environmental Technologies, ("GMD"), on October 31, 2007 to further expand our air pollution control capabilities to include Acid Gas Treatment, Hazardous Dust Conditioning and Off-Gas Cooling plus Solid Waste Recycling.
- Acquired on February 29, 2008, the assets of Fisher-Klosterman, Inc., ("FKI"), which produces air pollution and particulate recovery products in the fields of petroleum refinery, power production, petrochemicals, and manufacturing. The acquisition also expands our operations into China with FKI's 40,000 square foot facility in Shanghai, China.
- Acquired on August 1, 2008, Flextor, Inc., ("Flextor"), of Montreal, Canada. Flextor, like Effox, is a producer of dampers and expansion joints. The addition of Flextor gives us a greater international presence in that market, especially in Latin America.
- Acquired on August 1, 2008, the assets of A.V.C. Specialists, ("A.V.C."). A.V.C. produces replacement parts for electrostatic precipitators. Their primary markets are the refining and power industries. A.V.C.'s operations fit well as a division of FKI.
- Closed the H.M. White division due to a significant decline in their Detroit customer base.

Competitive Strengths

Leading Market Position as a Complete Solution Provider. We believe we are the leading provider of complete turnkey solutions to the air pollution control and industrial ventilation industry and one of the largest and most diversified turnkey solutions providers in North America. The multibillion-dollar global air pollution control market is highly fragmented with numerous small and regional contracting firms separately supplying engineering services, fabrication, installation, testing and monitoring, products and spare parts. Through the vertical integration of our family of companies we offer our customers a complete end-to-end solution from engineering and project management services to procurement and fabrication to construction and installation to aftermarket support and sale of consumables, which allows them to avoid dealing with multiple vendors when managing projects.

Long standing experience and customer relationships in growing industry. We have serviced the environmental needs of the industrial workplace for over 100 years and we believe our extensive experience and expertise in providing a turnkey solution for the air pollution control and industrial ventilation industry further enhances our overall customer relationships and provides us a competitive advantage in our markets relative to other companies in the industry. We believe this is evidenced by our strong customer relationships with blue chip customers. We believe that no single competitor has the resources to offer a similar portfolio of product and service capabilities. Our family of companies offers the depth of a large organization while our lean organizational structure keeps us close to our customers and markets, allowing us to offer fast responses to each unique situation.

Global Diversification and Broad Customer Base. The global diversity of our operations and customer base provides us with multiple growth opportunities. As of December 31, 2009, we had a diversified customer base of more than 3,000 active customers across a range of industries. Our customers represent some of the largest aerospace, automotive, refining, chemical, foundry, ethanol, power and metals companies, including General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., Houston Refining, Ecopetrol, The Boeing Company, Corning Incorporated, Toyota North America, Inc., The Babcock & Wilcox Company, Alcoa, Inc., Valero, and Alstom. In addition, we believe that the diversity of our customers and end markets mitigates our risk of a potential fluctuation or downturn in demand from any individual industry or particular client. We believe we have the resources and capabilities to meet the operating needs of our customers as they upgrade and expand domestically as well as into new international markets. Once systems have been installed and a relationship has been established with the customer, we often win repetitive service and maintenance business as the customers' processes change and modifications or additions to systems become necessary.

Experienced Management and Engineering Team. Our senior management team has an average of approximately 18 years of experience in the air pollution control and industrial ventilation industry. In addition, in February 2010, we hired a new Chief Executive Officer, Jeff Lang, who has more than 30 years of executive operating management experience. The business experience of our management team creates a strong skill set for the successful execution of our strategy. Our senior management team is supported by a strong operating management team, which possesses extensive operational and managerial experience, averaging over 20 years of industry experience, most of which has been with CECO Environmental and our family of companies. Our workforce includes approximately 143 engineers, designers, and project managers whose significant specialized industry experience and technical expertise enables them to have a deep understanding of the solutions that will best suit the needs of our customers. The experience and stability of our management, operating and engineering team has been crucial to our growth, developing and maintaining customer relationships and increasing our market share.

Disciplined Acquisition Program with Successful Integration. We believe that we have demonstrated an ability to successfully acquire and integrate air pollution control and industrial ventilation companies with complementary product or service offerings into our family of companies. In February 2007, we acquired Effox, Inc., which has granted us access to the multi-billion dollar energy, power and utility markets. In October 2007, we acquired GMD Environmental which we believe will further expand our air pollution control capabilities in additional markets, particularly cupola emission control systems and gas treatment equipment. More recently, in February 2008, we acquired FKI, which we believe has given us expanded access to the petroleum and power industries and gives us a manufacturing presence in China. In August 2008, we acquired Flextor which added an international scope to Effox's business. In that same month we also acquired A.V.C., which added more parts capability to FKI. We believe that the breadth and diversity of our products and services and our ability to deliver a turnkey solution to various end markets provides us with multiple sources of stable growth and a competitive advantage relative to other players in the industry.

Industry Overview

We serve a large industry that has grown steadily over the last several years. The market for air pollution control and industrial ventilation products is a multi-billion dollar market that has grown rapidly and is highly fragmented. Today, more so than ever, people demand to live in a world of clean air and water and an environment that is free of industrial pollutants.

We believe demand for air pollution control and industrial ventilation products in the U.S. and globally has recently and will continue to be driven by several key factors:

- *Favorable Regulatory Environment.* The adoption of increasingly stringent environmental regulations in the U.S. and globally forces businesses to pay strict attention to environmental protection. Businesses and industries of all types—from aerospace, brick, cement, ceramics, and metalworking to ethanol, automobile, food, foundries, power plants, woodworking, printing, tobacco and pharmaceuticals—must comply with these various international, federal, state and local government environmental regulations or potentially face substantial fines or be forced to suspend production or alter their production processes. Regulations range from the air quality standards promulgated by the Environmental Protection Agency ("EPA") to Occupational Safety and Health Administrative Agency ("OSHA") standards regulating allowable contaminants in workplace environments.

  Increasingly stringent air quality standards and the need for improved industrial workplace environments are chief among the factors that drive our business. Some of the underlying federal legislation that affects air quality standards is the Clean Air Act of 1970 and the Occupational Safety and Health Act of 1970. The EPA and OSHA, as well as other state and local agencies, administer air quality standards. Industrial air quality has been improving through EPA mandated Maximum Achievable Control Technology ("MACT") standards and OSHA established Threshold Limit Values ("TLV") for more than 1,000 industrial contaminants. Any of these factors, individually or collectively, tend to cause increases in industrial capital spending that are not directly impacted by general economic conditions, expansion or capacity increases. Favorable conditions in the economy generally lead to plant expansions and the construction of new industrial sites. However, in a weak economy customers tend to lengthen the time from their initial inquiry to the purchase order or defer purchases.

- *Worldwide Industrialization.* Global trade has increased significantly over the last couple of years driven by growth in emerging markets, including China and India as well as other developing nations in Asia and Latin America. Furthermore, as a result of globalization, manufacturing that was historically performed domestically continues to migrate to lower cost countries. This movement of the manufacture of goods throughout the world increases demand for industrial ventilation products as new construction continues and we expect more rigorous environmental regulations will be introduced to create a cleaner and safer working environment and reduce environmental emissions as these economies evolve.

Recent Industry and Company Developments

During 2009, our operations continued to be impacted by the global economic recession resulting in difficult year-over-year comparisons of our operations results. In response to these conditions, we have significantly reduced overhead expenses across all business units but more severely in our contracting business which has suffered the largest down turn.

Strategy and Vision

Significant Growth, Operational Excellence, Developing our Employees, Customer Service—Quality Excellence, Market Coverage, and Safety are core principals driving our strategies and execution in creating long-term shareholder value.

Our strategy utilizes all of our resource capabilities to help customers improve efficiencies and meet specific regulatory requirements within their business processes through optimal design and integration of turnkey contaminant and pollution control systems. Our unique engineering and design expertise in air quality management combined with our comprehensive suite of product and service offerings allows us to provide customers with a one-stop cost-effective solution to meet their integrated abatement needs. Key elements of our strategy include:

Expand Customer Base and Penetrate End Markets through Global Market Coverages. We constantly look for opportunities to penetrate new customers, geographic locations and end markets with existing products and services or acquired new product or service opportunities. For example, we have successfully expanded our sales to new customers and entered new end markets through the formation of a CECO Energy Management Team, or CEMT, the strategic acquisition of Effox in February 2007, and the strategic acquisition of GMD Environmental in October 2007. CEMT ties together all of the pollution control specialties of the CECO family of companies and offers customers a complete plant-wide energy reduction strategy, which allows us to cross-sell our complete solution of products and services to both existing and new customers and create synergies between our many specialties. Our strategic acquisition of Effox has allowed us to access the multibillion-dollar energy, power and utilities markets. The acquisition of Flextor in August 2008 expanded Effox's business internationally. Our strategic acquisition of GMD Environmental has allowed us to access additional air pollution control markets, especially in foundries, which are now under a new area source emissions rule as of December 2007. Our acquisition of FKI has expanded our access to the petroleum and power markets and also provides us with a manufacturing facility in China. The acquisition of A.V.C. in August 2008 added additional parts sales to FKI's business. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities both domestically and abroad, including international projects in China, Latin America, the Middle East, and India.

Develop Innovative Solutions. We intend to continue to leverage our engineering and manufacturing expertise and strong customer relationships to develop new customized products to address the identified needs of our customers or a particular end market. We thoroughly analyze new product opportunities by taking into account projected demand for the product or service, price point and expected operating costs, and only pursue those opportunities that we believe will contribute to earnings growth in the near-term. Recent examples of our new product development include our development of the CECO Abatement Rotary Regenerative Thermal Oxidizer, which is used for ethanol emission applications and other industries. In addition, we continually improve our traditional technologies and adapt them to new industries and processes.

Maintain Strong Customer Focus. We enjoy a diversified customer base of more than 3,000 active customers as of December 31, 2009, across a broad base of industries, including aerospace, brick, cement, ceramics, metalworking, ethanol, printing, paper, food, foundries, power plants, metal plating, refineries, wood working, chemicals, tobacco, glass, automotive and pharmaceuticals. We believe that there are multiple opportunities for us to expand our penetration of existing markets and customers.

Pursue Selective Acquisitions. We will continue to explore selective acquisition opportunities that:

- Further broaden the breadth of our product and service offering;
- Allow us to enter new end markets or strengthen our presence in an existing end market; and
- Extend our industry leadership position.

The air pollution control and industrial ventilation industry is highly fragmented, which may present acquisition opportunities, particularly companies that produce types of pollution control equipment that we do not currently manufacture or companies that have system expertise in a particular industry that we do not currently serve or feel that we under serve, or who, by integrating into our existing family of companies would make us a dominant player in that particular market. In short we are looking to expand into horizontal markets that will strategically broaden our product and service offering and gain access to new customers and end markets. We believe that there is an ongoing trend among customers to utilize fewer suppliers in order to simplify procurement, increase manufacturing efficiency and generally reduce costs. We believe our reputation as an established, reliable and responsible provider of complete turnkey solutions makes us an attractive acquirer. However, our ability to expand through acquisition may be limited in the near future due to the continuing poor economic climate, and in particular the sustained tightening of credit markets.

Products and Services

We believe that we are recognized as a leading provider in the air pollution control industry. We focus on engineering, designing, building, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities as well as equipment that controls emissions from such facilities. We now market these turnkey pollution control services through all our companies with Kirk & Blum providing project management. With a diversified base of more than 3,000 active customers, we provide services to a myriad of industries including aerospace, brick, cement, ceramics, metalworking, printing, paper, food, foundries, utilities, metal plating, woodworking, chemicals, glass, automotive, ethanol, pharmaceuticals, and refining. The table below illustrates how our family of companies are spread over this diversified customer base, providing a broad range of applications.

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Contracting/Services KB Kirk & Blum	• Turnkey Design, Build, Install: - Dust Collectors - Oil Mist Collectors - Chip Conveyance Systems • Custom Sheet Metal Fabrication	• Aerospace • Automotive • Food • Foundry • Glass • Primary Metals • Printing	• Collection: - Dust - Oil Mist - Fume Exhaust • Exhaust/Make-up Air • Paint/Finishing Booths • Pneumatic Conveying
Equipment CECO CECO Abatement	• Regenerative Thermal Oxidation • Catalytic and Thermal Oxidation • Selective and Regenerative Catalytic Reduction	• Chemical Processing • Ethanol • Paint Booth Emissions • Wastewater Treatment • Wood Products • Asphalt	• High Efficiency Destruction: - Volatile Organic Compounds - Fumes - Industrial Odors

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
EFOX	• Design and manufacture: - Dampers - Expansion Joints • Aftermarket service	• Coal-Fired Power Plants • Chemical Processing • Refining • Metals • Wood Products	• Steam Heat Recovery • Flue Gas Desulphurization • Catalytic (NOx) Reduction
Flextor	• Design and manufacture: - Dampers - Expansion Joints • Aftermarket Service	• Coal-Fired Power Plants • Chemical Processing • Refining • International Customers	• Steam Heat Recovery • Flue Gas Desulphurization • Catalytic (NOx) Reduction
CECO CECO Filters	• Fiber-Bed Filter Mist Collectors • Catenary Grid and Narrow Gap Venturi Scrubbers • Replacement Filters • Repack Services	• Asphalt • Chemical • Fertilizer • Metals • Semiconductors	• Acid/Caustic Mist • Storage Tank Emissions • Lubricant Emissions • Nitric Acid • Platinum Recovery • Wet Bench Acid Mist
BUSCH	• Heavy Duty Air Handling and Conditioning • Fume Exhaust Systems • Air-Curtain Hoods • JET*STAR Strip/Coil Coolers and Dryers	• Aluminum • Chemical • Paper • Power • Steel	• Rolling Mill Oil Mist Collection • Heavy Gauge Strip and Coil: - Coolers - Dryers • General Ventilation
CECO CECOaire	• Turnkey Design, Build, Install: - Pulsejet Baghouses - Reverse Air Baghouses - Pulsejet Cartridge Filters	• Cement • Lime • Steel • Foundry	• Collection: - Dust - Dry Particulate Matter - Kiln Exhaust - Raw Mill Exhaust - Electric Furnace

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
GMD Environmental	• Pulsejet Fabric Filters (Baghouses) • Shaker Dust Collectors • Cartridge Dust Collectors • Flue Gas Coolers • Exhaust (In-Line) Treatment Systems • Foundry Sand Reclamation Equipment	• Foundry • Steel • Cement • Secondary Aluminum	• Cupola Emission Control • Foundry Ventilation • Furnace Exhaust

SOLUTIONS TO POLLUTION	• Design, Manufacture and/or Install:
	- Industrial Cyclones
	- FCC Cyclones
	- Air Classifiers
	- Scrubbers
	  - Venturi
	  - Packed Bed
	  - Multiple Purpose
	• Electrostatic Precipitators
	- New, Rebuilds, Conversions to Fabric Filtration and/or Parts and Service
	• Medial Filtration:
	- Baghouse Fabric Filters
	- Cartridge Collectors
	• Pneumatic Conveying and Industrial Ventilation
		• Refiners
		• Utilities
		• Bio Fuels
		• Petrochemicals
		• Pharmaceutical
		• Forest Products
		• Manufacturing
		• Food
			• Air Pollution Control
			• Product Recovery and Capture
			• Petroleum Refining
			• Catalyst Recovery
			• Manufactured Sand
			• Protection of Downstream Process and Pollution Control Equipment
			• Flyash Beneficiation

A.V.C. Specialists	• Electrostatic Precipitator Parts • Electrostatic Precipitator Service	• Utilities • Refiners	• Air Pollution Control
Components/Parts			
 KIRK & BLUM	• Component Parts for Industrial Air Systems	• Industrial Sheet Metal Contractors	• Industrial Ventilation Systems

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Kirk & Blum Parts			
K&B DUCT	• Clamp-Together Componentized Ducting Systems	• Industrial Sheet Metal Contractors • Chemical • Food • Furniture • Metals • Pharmaceuticals	• Capture in Moderately Abrasive Environments: - Dust Particles - Fumes - Oil Mist
Engineering/Design			
KBD TECHNIC	• Air Flow and Contaminant Engineering and Design • Ventilation System Testing and Balancing • Emission Testing for Regulatory Compliance	• Automotive • Food • Furniture • Glass • Metals • Plastics • Smelters	• Emission Testing and Compliance • Systems Analysis • Industrial Ventilation: - Engineering - Design
CECO CECO Energy Management Team	• Eliminates Waste • Ventilation System Efficiencies • Reducing Energy Expenses	• Automotive • Electronic • Foundry • Steel	• Energy Waste • Exhaust System Inefficiency • Ventilation System Energy Expense

Contracting/Services

Our contracting/services business unit is comprised of the contracting/services operations of our Kirk & Blum divisions. Under the Kirk & Blum trade name we have four principal lines of business. All have evolved from the original air pollution systems business (contracting, fabricating, parts and clamp-together duct systems). The largest line, with seven strategic locations throughout the Midwest and Southeast United States, is air pollution control systems and industrial ventilation. These systems, primarily sold on a turnkey basis, include oil mist collection, dust collection, industrial exhaust, chip collection, make-up air, as well as automotive spray booth systems, industrial and process piping, and other industrial sheet metal work. We provide a cost effective engineered solution to in-plant process problems in order to control airborne pollutants. Representative customers include General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., Honda Motor Co., Inc., Toyota Motor North America, Inc., The Boeing Company, Lafarge, Corning Incorporated, RR Donnelley, and Alcoa Inc. North America is the principal market served. We have, at times, supplied equipment and engineering services in certain global markets. We have completed several major contracts in Mexico and are currently executing large projects in China. We also do projects in Japan, Taiwan, and Korea.

We provide custom metal fabrication services at our Kirk & Blum Cincinnati, Ohio and Lexington, Kentucky locations. These facilities are used to fabricate parts, subassemblies, and customized products for air pollution and non-air pollution applications from sheet, plate, and structurals and perform the majority of the fabrication for CECO Filters, Busch International, CECOaire and CECO Abatement. We have developed significant expertise in custom sheet metal fabrication. As a result, these facilities give us flexible production capacity to meet project schedules and cost targets in air pollution control projects while generating additional fabrication revenue in support of non-air pollution control industries. Kirk & Blum is the custom fabricator of product components for many companies located in the Midwest choosing to outsource their manufacturing. Generally, we will market custom fabrication services under a long-term sales agreement. Representative customers include Siemens and General Electric.

Equipment

Our equipment business unit is comprised of CECO Filters, Busch International, CECO Abatement, CECOaire, Effox, GMD, FKI, Flextor, and A.V.C. We added the CECO Abatement Systems division in 2001 to extend our penetration into the thermal oxidation market. We enable our customers to meet BACT requirements and compliance targets for fumes, volatile organic compounds, process, and industrial odors. Our services eliminate toxic emission fumes and volatile organic compounds from large-scale industrial processes. We have a presence in the chemical processing, ethanol, paint booth emissions, wastewater treatment, and wood products industries.

We acquired the assets of Effox in Cincinnati, Ohio in February 2007, to continue the execution of our horizontal integration strategy. This acquisition broadens our exposure to the multibillion dollar electric power generation market, coal and gas, and the ethanol, metals and mineral products markets. We provide dampers and expansion joints for flue gas and process air systems with emphasis on steam heat recovery, flue gas desulphurization, and catalytic (NOx) reduction. For existing systems, Effox provides rebuilding and repair services, including basic design modification. Flextor is quite similar to Effox but its business is more international with an emphasis on Latin America.

We acquired the assets of GMD Environmental Technologies in October 2007, to further expand our air pollution control capabilities to include Shaker Dust Collectors, Cupola Emission Control Systems, Flue Gas Coolers, Thermal Sand Reclaimers, and totally enclosed systems for the treatment of heavy metals, acid gases, volatile organic compounds, dioxins and furans.

In February 2008, we acquired the assets of FKI, to further expand our access to the petrochemical, petroleum and power markets. FKI produces cyclones, classifiers, electrostatic precipitator parts and service, air filtration equipment and scrubbers. A.V.C., acquired in August 2008, added to FKI's parts business.

Our fiber bed filter technology is marketed under the CECO Filters trade name directly to customers. The principal functions of the filters are (a) the removal of damaging mists and particles (e.g., in process operations that could cause downstream corrosion and damage to equipment), (b) the removal of pollutants, and (c) the recovery of valuable materials for reuse. The filters are also used to collect fine insoluble particulates. Major users are chemical and electronics industries, manufacturers of various acids, vegetable and animal based cooking oils, textile products, alkalies, chlorine, papers, asphalt and pharmaceutical products. In February 2004, we established CECO Filters India Pvt. Ltd. in Chennai, India to market filtering equipment under the CECO Filters trade name to extend our penetration into Asia. We manufacture fiber beds in Philadelphia, India, and in China.

We design and build air handling equipment and systems for filtering, cooling, heating, and capture of emissions in the metal industries under the Busch International name. Our fume exhaust systems with industry recognized hood designs provide high efficiency control of oil mist and fumes, removing liquid particles and vapor phase emissions from rolling mill, machining, and other oil mist generating processes. We also provide systems for corrosion protection, fugitive emissions control, evaporative cooling, and other ventilation and air handling applications. We also market a strip cooler under the JET*STAR name that is designed to cool metal strip coatings even at high strip speeds. This equipment is globally marketed to the steel and aluminum industries.

In January 2005, we formed CECOaire to increase our penetration into the dust control markets. We market baghouses that remove dust and particulate from industrial process airstreams. Our fabric dust collector product line optimizes sizing, component selection, and low pressure drop for increased energy savings. Our CECOaire Series HC and VC dust collectors are fully-automated pulse-jet cleaned pleated-cartridge filters designed to handle applications in a variety of industries. We have the ability to upgrade existing dust collectors and offer complete conversion services. Prior to January 2005, CECOaire operated as part of CECO Filters.

Components/Parts

We market component parts for industrial air systems to contractors, distributors and dealers throughout the United States under the Kirk & Blum Parts division. In 2001, we started the K&B Duct product line to provide a cost effective alternative to traditional duct. Primary users for this product line are those that generate dry particulate such as furniture manufacturers, metal fabricators, and any other users desiring flexibility in a duct system. Customers include end users, contractors, and dealers.

Engineering/Design

Our engineering and design services are marketed under the kbd/Technic trade name to provide engineering services directly to customers. We routinely conduct stack tests for compliance demonstrations and provide customers with engineering evaluations of process or pollution control equipment. Our testing capabilities include the measurement of particulate emissions and particle size distribution including PM-10, sulfur oxides, nitrogen oxides, volatile organic compounds (VOCs), metals, and acid gases. Our industrial ventilation system designs enable reduced construction, operating, and maintenance costs by optimizing airflow. Representative customers include General Motors Corporation, Ford Motor Company, Toyota Motor North America, Inc., The Quaker Oats Company, Nissan Motor Co., Ltd. and Honda Motor Co., Inc.

In 2006, we formed CECO Energy Management, which is a joint effort involving Kirk & Blum and kbd/Technic, to assist customers in developing plant wide energy reduction strategies in addition to eliminating waste and raising the efficiency of ventilation systems. By using Life Cycle Cost Analysis, we are able to build efficiency into the design of fans, motors, and collectors that delivers substantial cost savings over the life of the exhaust system.

Project Design and Development

We focus our development efforts on designing and introducing new and improved approaches and methodologies which produce for our customers better system performance and often improve customer process performance. For example, the patented JET*STAR strip cooler produced by Busch International routinely allows customers to increase the speed of galvanizing lines, thus enhancing productivity, while at the same time increasing product quality by, through the use of the cooling air, holding the strip more stable as the zinc coating cools. We produce specialized products, which are often tailored to the specifications of a customer or application. We continually collaborate with our customers to develop the proper solution and ensure customer satisfaction. During 2009 and 2008, costs expended in development were not significant. Such costs are generally included as factors in determining pricing.

We also specialize in the design, fabrication and installation of turnkey ventilation systems and processes. The project development cycle may follow many different paths depending on the specifics of the job and end market. The process normally takes between one and six months from concept and design to production, which may vary significantly depending on developments that occur during the process, including among others, the emergence of new environmental demands, changes in design specifications and ability to obtain necessary approvals.

Sales, Marketing and Support

Our selling strategy is to provide a solutions-based approach for controlling industrial airborne contaminants by being a single source provider of industrial ventilation and air-pollution control products and services. This involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We believe this provides a discernable competitive advantage. We execute this strategy by utilizing our portfolio of in-house technologies and those of third party equipment suppliers. Many of these have been long standing relationships, which have evolved from pure supplier roles to value-added business partnerships. This enables us to leverage existing business with selective alliances of suppliers and application specific engineering expertise. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. Our value proposition to customers is to provide competitively priced, customized turnkey solutions. Our combined industry-specific knowledge base, accompanied by our product and service offerings, provides valuable synergies for design innovation.

We sell and market our products and services with our own direct workforce in conjunction with outside sales representatives in the U.S., Mexico, Canada, Asia, Europe and South America. We have direct employees in India, Mexico and China. We intend to expand our sales and support capabilities and our network of outside sales representatives in key regions domestically and internationally.

Much of our marketing effort consists of individual visits to customers, dissemination of sales and advertising materials, such as product announcements, brochures, magazine articles, advertisements and cover or article features in trade journals and other publications. We also participate in public relations and promotional events, including industry tradeshows and technical conferences. We maintain an internal marketing organization that is responsible for these initiatives.

Our customer service organization or sales force provides our customers with technical assistance, use and maintenance information as well as other key information regarding their purchase. We also actively provide our customers with access to key information regarding changes in environment regulations and potentially pending changes as well as new product or service developments. We believe that maintaining a close relationship with our customers and providing them with the support they request improves their level of satisfaction and enables us to foresee their potential future product needs or service demands. Moreover, it leads to sales of annual service and support contracts as well as consumables. Our website also provides our customers with online tools and technical resources.

Quality Assurance

In engineered systems, quality is defined as system performance. We carefully review with our customers, before the contract is signed, the level of contaminant capture required and the efficiency of the equipment that will remove the contaminant from the air stream prior to it being exhausted to the atmosphere. We then review these same parameters internally to assure that guarantees will be met. Standard project management and production management tools are used to ensure that all work is done to specification, that project schedules are met, and that the system is started up in the proper manner. Equipment is tested at the site to ensure it is functioning properly. Every fiber bed filter we build is tested at the factory, whether built in China, India or the US. Historically, warranty expense is very low.

Customers

We are not dependent upon any single customer, with no customer comprising 10% or more of our consolidated revenues for 2008 or 2009 and we do not believe that the loss of any of our customers would have a material adverse effect on us and our subsidiaries, taken as a whole.

Suppliers and Subcontractors

We purchase our angle iron and sheet plate products from a variety of sources. When possible, we secure these materials from steel mills. Other materials are purchased from a variety of steel service centers. Steel prices have been volatile but we typically mitigate the risk of higher prices by including a "surcharge" on our standard products. On contract work, we mitigate the risk of higher prices by including the current price in our estimate.

We purchase chemical grade fiberglass as needed from Johns Manville Corporation, which we believe is the only domestic supplier of such fiberglass.

We have a good relationship with all our suppliers and do not anticipate any difficulty in continuing to receive such items on terms acceptable to us. We have not experienced difficulty in procuring a sufficient supply of materials in the past. We typically agree to billing terms with our suppliers ranging from net 30 to 45 days. To the extent that our current suppliers are unable or unwilling to continue to supply us with materials, we believe that we would be able to obtain such materials from other suppliers on acceptable terms.

Typically on turnkey projects we subcontract such things as electrical work, concrete work, controls, conveyors, insulation, etc. We use subcontractors with whom we have good working relationships and review each project, both at the beginning and on an ongoing basis, to ensure that all work is being done according to our specifications. Subcontractors are generally paid on a "pay when paid" basis.

Backlog

Backlog is a representation of the amount of revenue expected from complete performance of uncompleted signed firm fixed-price contracts that have not been completed for products and services we expect to substantially deliver within the next 12 months. Our customers may have the right to cancel a given order, although historically cancellations have been rare. Backlog from continuing operations was approximately $66.5 million and $64.3 million at the end of the fiscal years 2009 and 2008, respectively. Substantially all 2008 backlog was completed in 2009. Approximately 90% of the 2009 backlog is expected to be completed in 2010. Backlog is not defined by generally accepted accounting principles and our methodology for calculating backlog may not be consistent with methodologies used by other companies.

Competition

We believe that there are no singly dominant companies in the industrial ventilation and air pollution control markets in which we participate. These markets are fragmented with numerous smaller and regional participants. Due to the size and shipping weight of many of our projects, localized manufacturing/fabrication capabilities is very important to our customers. As a result, competition varies widely by region and industry. The market for our products is highly competitive and is characterized by technological change, continuously changing environment regulations and evolving customer requirements. We believe that the principle competitive factors in our markets include:

- Breadth and diversity of product offerings;
- Ability to design standard and custom products that meet customers' needs;
- Ability to provide a reliable solution in a timely manner;
- Quality customer service and support; and
- Financial and operational stability, including reputation.

We believe we compete favorably with respect to these factors.

Seasonality

Our business is subject to seasonal fluctuations. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter, although due to the weak economy in 2009 our fourth quarter was not the strongest . This is due to a combination of factors. First, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. Also, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our calendar fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter.

Government Regulations

We believe our operations are in material compliance with applicable environmental laws and regulations. We believe that changes in environmental laws and regulations will not have a material adverse effect on our operations. Given the nature of our business, such changes create opportunity.

We are also subject to the requirements of OSHA and comparable state statutes. We believe we are in material compliance with OSHA and state requirements, including general industry standards, record keeping requirements and monitoring of occupational exposures. In general, we expect to increase our expenditures to comply with stricter industry and regulatory safety standards such as those described above. Although such expenditures cannot be accurately estimated at this time, we do not believe that they will have future material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

Our business has historically relied on technical know-how and experience rather than patented technology. We hold three patents that relate to the Busch International JET*STAR systems. We hold a US patent for our N-SERT and X-SERT prefilters and for our Cantenary Grid scrubber. We also hold a US patent for a fluoropolymer fiber bed for a mist eliminator, a US patent for a fluted filter, and a US patent for a multiple in-duct filter system. We do not view our patents to be material to our business.

Financial Information about Geographic Areas

For 2009 and 2008, sales from continuing operations to customers outside the United States, including export sales, accounted for approximately 12% and 8% respectively, of consolidated net sales. Sales were made in 40 countries in 2009. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars.

In March 2008, we acquired Fisher-Klosterman, Inc. which leases a 40,000 square foot facility in Shanghai, China and in August 2008 we acquired Flextor Inc. which leases a 15,000 square foot facility in Montreal, Canada. We currently are not materially reliant on any of our foreign operations. We anticipate that our sales to customers outside of the United States will continue to rise.

Employees

We had 658 full-time employees and 2 part-time employees as of December 31, 2009. The facilities acquired with the acquisition of Kirk & Blum are unionized except for selling, engineering, design, administrative and operating management personnel. None of our other employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be satisfactory. In total, approximately 287 employees are represented by international or independent labor unions under various union contracts that expire at various intervals.

Executive Officers of Registrant

The following are the executive officers of the Company as of March 1, 2010. The terms of all officers expire at the next annual meeting of the board of directors and upon the election of the successors of such officers. The ages given are as of March 1, 2010.

Name	Age	Position with CECO
Phillip DeZwirek	72	Chairman of the Board of Directors
Jeffrey Lang	53	Chief Executive Officer
Richard J. Blum	63	President; Chief Operating Officer and Director
Dennis W. Blazer	62	Vice President-Finance and Administration; Chief Financial Officer; Assistant Secretary
David D. Blum	54	Senior Vice President; President of Kirk & Blum
Jason DeZwirek	39	Secretary; Director

Phillip DeZwirek became a director and the Chairman of the Board in August 1979. Mr. DeZwirek also served as Chief Executive Officer from August 1979 through February 15, 2010. Mr. DeZwirek also serves as a member of the boards of directors of the Company's subsidiaries. In addition to serving as our Chairman, Mr. DeZwirek's principal occupations during the past five years have been serving as President of Icarus Investment Corp. (since 1990) and a director and the Chairman of API Technologies Corp. (since November 2006), a publicly traded company (OTCBB:ATNY) that is a prime contractor in electronics, highly engineered systems, secure communications and electronic components and sub-systems for the defense and aerospace industries. Mr. DeZwirek is also involved in private investment activities. Mr. DeZwirek is the father of Mr. Jason DeZwirek.

Jeffrey Lang has served as our Chief Executive Officer since February 15, 2010. Prior to joining the Company, Mr. Lang was the Executive Vice President, Operating Officer of McJunkin Red Man Corporation from 2007 to 2009, a $4.5 billion distributor of pipes, valves and fittings and related services serving the petrochemical, petroleum refining, pulp and paper, oil industry and utilities. He was the Senior Vice President and Operating Officer of Red Man Pipe and Supply Company from 2006 to 2007, a $1.8 billion pipe distribution company, which merged with McJunkin Corporation to form McJunkin Red Man Corporation. Mr. Lang was employed by Ingersoll Rand Company, a global industrial company, for twenty-five years from 1980 to 2005. He started out as a sales engineer in 1980, became a Sales and Service Branch Manager in 1985, the Southeast U. S. Area Manager, Air Solutions in 1995, and by 1999 was the Director and General Manager, North American Distributor Division and from 2002 to 2005 served as the Director and General Manager, North American industrial Air Solutions, reporting directly to the President of the Air Solutions Group.

Richard J. Blum became the President and a director of the Company on July 1, 2000, the Chief Operating Officer in May 2008, and the Chief Executive Officer and President of CECO Group, Inc. on December 10, 1999. Mr. Blum has been a director of The Kirk & Blum Manufacturing Company ("Kirk & Blum") since

February 28, 1975. Mr. Blum also serves as Chief Executive Officer of the Company's subsidiaries Effox, GMD Environmental and Flextor, and Chairman of the Board of FKI. Mr. Richard Blum also serves on the boards of directors of the Company's subsidiaries. Mr. Richard Blum is the brother of Mr. David Blum.

Dennis W. Blazer became the Chief Financial Officer and the Vice President-Finance and Administration of the Company on December 13, 2004. From 2003 to 2004, Mr. Blazer served as a financial consultant to GTECH Corporation, a leading global information technology corporation. From 1998 to 2003, he served as the Chief Financial Officer of Interlott Technologies, Inc., which stock traded on the American Stock Exchange and which was a worldwide provider of vending technologies for the lottery industry prior to its acquisition by GTECH Corporation in 2003. From 1973 to 1998, Mr. Blazer also served in varying capacities leading up to the position of Vice President of Finance and Administration for The Plastic Moldings Corporation, a custom manufacturer of precision molded plastic components. Mr. Blazer is a Certified Public Accountant.

David D. Blum has served as Senior Vice President since March 2002. From July 2000 through March 2002 he served as our Senior Vice President-Sales and Marketing. He also has served as President of Kirk & Blum since November 12, 2002, Vice President of CECO Group, Inc. since November 2001 and Chief Executive Officer of our Mexico subsidiaries since November 2007. Mr. David Blum is the brother of Mr. Richard Blum.

Jason DeZwirek became a director of the Company in February 1994. He became Secretary of the Company on February 20, 1998. He also serves as a member of the boards of directors of the Company's subsidiaries. He was the founder (1999), Chairman and CEO of Kaboose Inc. (TSX:KAB), the largest independent family focused online media company in the world which was sold to Disney and Barclays Private Equity in 2009.
Mr. DeZwirek also is a director and of API Technologies Corp. (OTCBB:ATNY), a prime contractor in secure communications, electronic components and subsystems to the global defense and aerospace industries.

Item 1A. *Risk Factors*

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this Annual Report on Form 10-K before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Global economic conditions have created turmoil in the credit and general industrial markets that could have a significant adverse impact on our operations.

The current economic conditions have been characterized in news reports as a global economic crisis that has been marked by dramatic and rapid shifts in market conditions and government responses, and they have resulted in unprecedented intervention in financial institutions and markets by governments throughout the world. Although the American Recovery and Reinvestment Act of 2009 was enacted to provide broad-based relief to stimulate economic activity, some economists predict that additional stimulus funds will be needed to prevent a prolonging or a recurrence of the recession.

Our financial performance depends, in large part, on varying conditions in the markets that we serve, particularly the general industrial markets. Demand in these markets fluctuates in response to overall economic conditions, although the replacement nature of our products helps mitigate the effects of these changes. The weakened economy has resulted in decreased demand for our services, and the current economic uncertainties may cause our customers or prospective customers to continue to defer or reduce spending on the air pollution control products and services that we provide, which could reduce future earnings and cash flow.

Furthermore, the current recession (or depression) may cause some of our customers or vendors to reduce or discontinue operations, which may adversely affect our operations. If, as a result of adverse economic conditions, one or more of our customers enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be materially adversely affected.

If the current economic conditions persist or deteriorate, they could also have a significant adverse impact on our operations by:

- Decreasing our customers' demand for or ability to pay for capital improvements;
- Adversely affecting our customers' ability to obtain credit to fund operations, which in turn would affect their ability to timely make payments on our contracts;
- Increasing our interest expense and, unless these conditions abate, making it more difficult for us to refinance or extend our Bank Facility at its maturity on April 1, 2011; and
- Limiting our ability to expand through acquisitions due to the tightening of the credit markets.
- Increasing the possibility that we may incur losses in the future.

Changes in current environmental legislation could have an adverse impact on the sale of our environmental control systems and products and on our operating results.

Our environmental systems business is primarily driven by capital spending by our customers to comply with laws and regulations governing the discharge of pollutants into the environment or otherwise relating to the protection of the environment or human health. These laws include U.S. federal statutes such as the Resource

Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Clean Water Act, the Clean Air Act, the Clean Air Interstate Rule, and the regulations implementing these statutes, as well as similar laws and regulations at state and local levels and in other countries. These U.S. laws and regulations may change and other countries may not adopt similar laws and regulations. Our business may be adversely impacted to the extent that environmental regulations are repealed, amended, implementation dates delayed, or to the extent that regulatory authorities reduce enforcement.

Our dependence upon fixed-price contracts could adversely affect our operating results.

The majority of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

If actual costs for our projects with fixed-price contracts exceed our original estimates, our profits will be reduced or we may suffer losses.

The majority of our contracts are fixed-priced contracts. Although we benefit from cost savings, we have limited ability to recover cost overruns. Because of the large scale and long-term nature of our contracts, unanticipated cost increases may occur as a result of several factors, including:

- Increases in cost or shortages of components, materials or labor;
- Unanticipated technical problems;
- Required project modifications not initiated by the customer; and
- Suppliers' or subcontractors' failure to perform.

Any of these factors could delay delivery of our products. Our contracts often provide for liquidated damages in the case of late delivery. Unanticipated costs that we cannot pass on to our customers, for example the increases in steel prices or the payment of liquidated damages under fixed contracts, would negatively impact our profits.

We have experienced rapid growth, which may be difficult to sustain and which has placed significant demands on our accounting systems and other operational, administrative and financial resources.

Our annual revenue from continuing operations has grown from $81.5 million in 2005 to $139.0 million in 2009. Our rapid growth has caused, and if it continues will continue to cause, significant demands on our accounting systems and other operational, administrative and financial resources. For example, we are in the process of upgrading our accounting and operational computer software systems. In addition, we will be expanding and otherwise improving our internal systems, including our other management information systems, customer relationship and support systems, and operating, administrative and financial systems and controls. We may also need to hire additional staff. This effort has required, and if it continues, will continue to require, us to make significant capital expenditures and incur significant expenses. These efforts may also divert the attention of management, sales, support and finance personnel from our core business operations, which may adversely affect our financial performance in future periods.

Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

- in maintaining adequate accounting, financial and business controls;
- implementing new or updated information, accounting and financial systems, and procedures; and
- in training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

We cannot assure you that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

We have indebtedness, which may adversely affect our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and limit our growth.

As of March 6, 2010, the aggregate amount of our (i) outstanding indebtedness under our credit facility with Fifth Third Bank (the "Bank Facility") was approximately $2.7 million and (ii) convertible debt was approximately $10.8 million. Our outstanding indebtedness could have important consequences for investors, including the following:

- it may be more difficult for us to satisfy our obligations with respect to our Bank Facility and subordinated debt, and any failure to comply with the obligations of any of the agreements governing such indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;
- the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;
- the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;
- we will need to use a portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;
- we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;
- we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Our ability to obtain financing for future growth opportunities may be limited.

Our ability to execute our growth strategies may be limited by our ability to secure and retain additional financing at terms reasonably acceptable to us or at all. Some of our competitors are larger companies that may have better access to capital and therefore may have a competitive advantage over us should our access to capital be limited.

Our inability to deliver our backlog on time could affect our future sales and profitability, and our relationships with our customers.

Our backlog from continuing operations has decreased from approximately $64.3 million at December 31, 2008 to approximately $66.5 million at December 31, 2009. Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

Since our financial performance is seasonal, current results are not necessarily indicative of future results.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately in a timely manner factors that may have a negative impact on our business. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. For example, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. In addition, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Our financial performance may vary significantly from period to period, making it difficult to estimate future revenue.

Our annual revenues and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to intensify their impact on our annual operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenues, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our annual operating results. Therefore, our annual operating results may be subject to significant variations and our operating performance in one period may not be indicative of our future performance.

We have a history of net losses, and may not be profitable in the future.

Due to the current weak economy, we have incurred a net loss in 2009 of $15.0 million, which includes a pre-tax goodwill impairment charge of $17.1 million. Although we reported net income of $5.0 million, $6.3 million and $3.1 million for the years ended December 31, 2008, 2007, and 2006 respectively, we incurred a net loss for each prior fiscal year since 1999. We cannot assure you that we will be profitable in the future. Even if we attain profitability, we may experience significant fluctuations in our revenues and we may incur additional net losses from period to period. The impact of the foregoing may cause our operating results to be below the expectations of securities analysts and investors, which may result in a decrease in the market value of our common stock.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on all fixed price contracts over $50,000. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions, which are outside the control of management or our historical experience, could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

A significant portion of our accounts receivable are related to large contracts, which increases our exposure to credit risk.

We closely monitor the credit worthiness of our customers. Significant portions of our sales are to customers who place large orders for custom products and whose activities are related to the power and oil/gas industries. As a result, our exposure to credit risk is affected to some degree by conditions within these industries and governmental and/or political conditions. If any of these customers enter bankruptcy or liquidation it may have a material adverse affect on our revenues and accounts receivable. We frequently attempt to reduce our exposure to credit risk by requiring progress payments and letters of credit. However, the current economic crisis and other unanticipated events that affect our customers could have a materially adverse impact on our operating results.

Changes in billing terms can increase our exposure to working capital and credit risk.

Our products are generally sold under contracts that allow us to either bill upon the completion of certain agreed upon milestones, or upon actual shipment of the product. We attempt to negotiate progress-billing milestones on all large contracts to help us manage the working capital and credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

Customers may cancel or delay projects. As a result, our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control, including due to current economic conditions. Our orders normally contain cancellation provisions which permit us to recover our costs, and, for most contracts, a portion of our anticipated profit in the event a customer cancels an order. If a customer elects to cancel an order, we may not realize the full amount of revenues included in our backlog. If projects are delayed, the timing of our revenues could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenues. With rare exceptions, we are not issued contracts until a customer is ready to start work on a project. Thus, it is our experience that the only relation between the length of a project and the possibility that a project may be cancelled is simply the fact that there is more time involved. In a year- long project there is more time for the customer to have some business downturn causing it to cancel than there is in a three-month project.

Our gross margins are affected by shifts in our product mix.

Certain of our products have higher gross profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. For example, in the fourth quarter of 2009, we experienced an increase in gross margin as a percent of net sales due to a change in product mix. Certain of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross margins. In addition, contracts with a higher percentage of subcontracted work or equipment purchases may result in lower gross profit margins.

If our goodwill or intangibles becomes further impaired, we may be required to recognize charges that would reduce our net income or increase our net loss.

As of December 31, 2009, goodwill and intangibles represented approximately $19.3 million, or 25.1% of our total assets. Goodwill and indefinite lived intangible assets are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. In 2009, we wrote down goodwill by $17.1 million as described in Note 7 of our financial statements included in this Form 10-K. Major factors that influence our analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses. While management, based on current forecasts and outlooks, believes that the assumptions and estimates are reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. In particular, a prolonged continuation of the current economic slump could continue to have a material adverse impact on our customers thereby forcing them to reduce or curtail doing business with us and such a result may materially affect the amount of cash flow generated by our future operations. Any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We face significant competition in the markets we serve.

The industries in which we compete are all highly competitive and highly fragmented. We compete against a number of local, regional and national contractors and manufacturers in each of our product or service lines, many of which have been in existence longer than us and some of which have substantially greater financial resources than we do. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. We believe new entrants that are large corporations may be able to compete with us on the basis of price and as a result may have a material adverse affect on the results of our operations. In addition, we cannot assure you that other companies will not develop new or enhanced products that are either more effective than ours or would render our products non-competitive or obsolete. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our business, results of operations and financial condition.

Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, and equipment such as fans, motors, etc. Materials comprise the largest component of our costs, representing over 55% of the costs of our net sales in fiscal 2009. Further increases in the price of these items could further materially increase our operating costs and materially adversely affect our profit margins. Similarly, transportation and health care costs have risen steadily over the past few years and represent an increasingly important burden for us. Although we try to contain these costs wherever possible, and although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so for competitive reasons, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

We are highly dependent on the experience of our management in the continuing development of our operations. The loss of the services of certain of these individuals would have a material adverse effect on our business. Although we have employment and non-competition agreements with certain of our key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. Our future success will depend in part on our ability to attract and retain qualified personnel to manage our development and future growth. We cannot assure you that we will be successful in attracting and retaining such personnel. Our failure to recruit additional key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.

Our operating strategy involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We have acquired, and may selectively acquire, other businesses, product or service lines, assets or technologies that are complementary to our business. We may be unable to find or consummate future acquisitions at acceptable prices and terms. We continually evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve numerous risks, including:

- difficulties in integrating the acquired businesses, product or service lines, assets or technologies;
- diverting management's attention from normal daily operations of the business;
- entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- unanticipated costs and exposure to undisclosed or unforeseen liabilities;
- potential loss of key employees and customers of the acquired businesses, product or service lines, assets or technologies;
- our ability to properly establish and maintain effective internal controls over an acquired company; and
- increasing demands on our operational and information technology systems.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition. Until we actually assume operating control of these businesses, product or service lines, assets or technologies, we may not be able to ascertain the actual value or understand the potential liabilities. This is particularly true with respect to non-U.S. acquisitions.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our Bank Facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Our manufacturing operations are dependent on third-party suppliers.

Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply our raw materials, as well as certain specific component parts. We purchase all of our chemical grade fiberglass from one domestic supplier, which we believe is the only domestic supplier of such fiberglass, and certain specialty items from only two domestic suppliers. These items also can be purchased from foreign suppliers. Failure by our third-party suppliers to meet our requirements could have a material adverse effect on us. We cannot assure you that our third-party suppliers will dedicate sufficient resources to meet our scheduled delivery requirements or that our suppliers will have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of manufacturers or suppliers to supply, or delays in supplying, our raw materials or certain components, or allocations in the supply of certain high demand raw components could materially adversely affect our operations and ability to meet our own delivery schedules on a timely and competitive basis.

Failure to maintain adequate internal controls could adversely affect our business.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 10-K, a report containing our management's assessment of the effectiveness of our internal control over financial reporting. These laws, rules and regulations continue to evolve and could become increasingly stringent in the future. We have undertaken actions to enhance our ability to comply with the requirements of the Sarbanes-Oxley Act of 2002, including, but not limited to, the engagement of consultants, the documentation of existing controls and the implementation of new controls or modification of existing controls as deemed appropriate. Although we have remediated the material weakness identified as of December 31, 2007 and December 31, 2008, there can be no assurance that additional material weaknesses will not be identified in the future.

We continue to devote substantial time and resources to the documentation and testing of our controls, and to planning for and implementation of remedial efforts in those instances where remediation is indicated. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory actions, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, results of operations and cash flows. We believe that the out-of-pocket costs, the diversion of management's attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will continue to be significant.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we continue to take action to ensure compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in our ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be evaluated in relation to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our operations outside of the United States are subject to political, investment and local business risks.

In 2009, approximately 12% of our total revenue was derived from products or services ultimately delivered or provided to end-users outside the United States. As part of our operating strategy, we intend to expand our international operations through internal growth and selected acquisitions. Operations outside of the United States, particularly in emerging markets, are subject to a variety of risks which are different from or additional to the risks we face within the United States. Among others, these risks include:

- local political and social conditions, including potential hyperinflationary conditions and political instability in certain countries;
- imposition of limitations on the remittance of dividends and payments by foreign subsidiaries;
- adverse currency exchange rate fluctuations, including significant devaluations of currencies;
- tax-related risks, including the imposition of taxes and the lack of beneficial treaties, that result in a higher effective tax rate for us;
- difficulties in enforcing agreements and collecting receivables through certain foreign local systems;
- domestic and foreign customs, tariffs and quotas or other trade barriers;
- increased costs for transportation and shipping;
- difficulties in protecting intellectual property;
- risk of nationalization of private enterprises by foreign governments;
- managing and obtaining support and distribution channels for overseas operations;
- hiring and retaining qualified management personnel for our overseas operations;
- imposition or increase of restrictions on investment; and
- required compliance with a variety of local laws and regulations which may be materially different than those to which we are subject in the United States.

The occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon the financial condition and results of operations.

If we do not develop improved products and new products in a timely manner in response to industry demands, our business and revenues will be adversely affected.

The air pollution control and filtration industry is characterized by ongoing technological developments and changing customer requirements. As a result, our success and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by our competition. We cannot assure you that we will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace.

Our business can be significantly affected by changes in technology and regulatory standards.

The air pollution control and filtration industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements may render certain of our filtration products and processes obsolete. Acceptance of new products and services may also be affected by the adoption of new government regulations requiring stricter standards. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products or services will not become obsolete.

We might be unable to protect our intellectual property rights and our products could infringe the intellectual property rights of others, which could expose us to costly disputes.

We hold various patents and licenses relating to certain of our products. We cannot assure you as to the breadth or degree of protection that existing or future patents, if any, may afford us, that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. Although we believe that our products do not and will not infringe patents or violate the proprietary rights of others, it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event our products infringe patents or proprietary rights of others, we may be required to modify the design of our products or obtain a license for certain technology. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon our business. In addition, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violations action which may be brought against us. Moreover, if our products infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Work stoppages or similar difficulties could significantly disrupt our operations.

As of February 28, 2010, 233 of our 627 employees are represented by international or independent labor unions under various union contracts that expire from May 2010 to August 2011. It is possible that our workforce will become more unionized in the future. Although we consider our employee relations to generally be good, our existing labor agreements may not prevent a strike or work stoppage at one or more of our facilities in the future and we may be affected by other labor disputes. A work stoppage at one or more of our facilities may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

We may incur material costs as a result of product liability claims, or other claims and litigation which could adversely affect our business, results of operations and financial condition and cash flows; and our insurance coverage may not cover all claims or may in insufficient to cover the claims.

Despite our quality assurance measures, we may be exposed to product liability claims, other claims and litigation in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. For example, we are currently a defendant in a wrongful death case (see Item 3 of this Form 10- K). While we maintain insurance coverage with respect to certain product liability and other claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability and other claims. Any future damages that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our financial condition and results of operations. In addition, product liability and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome.

An unsuccessful defense of a product liability or other claim could have an adverse affect on our business, results of operations and financial condition and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company.

Liability to customers under warranties may adversely affect our reputation, our ability to obtain future business and our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

Our use of subcontractors could harm our profitability and business reputation.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as electrical work, concrete work, insulation, conveyors, controls, etc. In our industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

We employ subcontractors at various locations around the world to meet our customers' needs in a timely manner, meet local content requirements and reduce costs. Subcontractors generally perform the majority of our manufacturing for international customers. We also utilize subcontractors in North America. The use of subcontractors decreases our control over the performance of these functions and could result in project delays, escalated costs and substandard quality. These risks could adversely affect our profitability and business reputation. In addition, many of our competitors, who have greater financial resources and greater bargaining power than we have, use the same subcontractors that we use and could potentially influence our ability to hire these subcontractors. If we were to lose relationships with key subcontractors, our business could be adversely impacted.

Currency fluctuations may reduce profits on our foreign sales or increase our costs, either of which could adversely affect our financial results.

A portion of our consolidated revenues are generated outside the United States. Consequently, we are subject to fluctuations in foreign currency exchange rates. Translation losses resulting from currency fluctuations may adversely affect the profits from our operations and have a negative impact on our financial results. Foreign currency fluctuations may also make our systems and products more expensive for our customers, which could have a negative impact on our sales. In addition, we purchase some foreign-made products directly and through our subcontractors. Due to the multiple currencies involved in our business, foreign currency positions partially offset and are netted against one another to reduce exposure. We cannot assure that fluctuations in foreign currency exchange rates will not make these products more expensive to purchase. Increases in our direct or indirect cost of purchasing these products could negatively impact our financial results if we are not able to pass those increased costs on to our customers.

Our business is subject to risks of terrorist acts, acts of war and natural disasters.

Terrorist acts, acts of war, or national disasters may disrupt our operations and information and distribution systems, as well as those of our customers. These types of acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could weaken the domestic/global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay already planned construction projects, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Common Stock

Our executive officers and directors are able to exercise significant influence over CECO, and their interests may conflict with those of our other stockholders.

As of March 1, 2010, our executive officers and directors beneficially own approximately 33% of our outstanding common stock, assuming the exercise of currently exercisable warrants and options held by them. The interests of management with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Management's continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We have engaged in the past, and continue to engage, in related party transactions and such transactions present possible conflicts of interest.

We have engaged in the past, and continue to engage, in several related party transactions, including issuance of subordinated debt, management consulting services, and office space and other expenses related to our Toronto office. All such transactions were approved by the Audit Committee of our Board of Directors, which believed that the transactions were in our best interest. Transactions of this nature present the possibility of a conflict of interest whereby the other party may advance its economic or business interests or objectives that may conflict with or be contrary to our best interests. Any such conflict could have a material adverse effect on our financial conditions and results of operations.

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of March 4, 2010, we had 14,300,047 shares of common stock outstanding. The average daily trading volume in our common stock during the 60 calendar days ended March 3, 2010 was approximately 15,000 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock causes the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance and investors may not be able to resell shares they purchase at their purchase price.

The stock market has experienced and may in the future experience volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended March 3, 2010, the sale prices of our common stock on The NASDAQ Global Market have ranged from a low of $1.80 to a high of $4.51 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- the relatively low float of our common stock caused, among other reasons, by the holdings of our principal shareholders;
- adverse general economic conditions, such as those currently being experienced, including withdrawals of investments in the stock markets generally and a tightening of credit available to potential acquirers of businesses, that result in a lower average prices being paid for public company shares and lower valuations being placed on businesses;
- other domestic and international macroeconomic factors unrelated to our performance;
- our failure to meet the expectations of the investment community;
- industry trends and the business success of our customers;
- loss of key customers;
- announcements of technological advances by us or our competitors;
- current events affecting the political and economic environment in the United States;
- conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;
- litigation involving or affecting us; and
- additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

We have reserved 2.0 million shares of our common stock for issuance under our 2007 Equity Incentive Plan ("2007 Plan"), which may include option grants, stock grants and restricted stock grants. As of December 31, 2009, 440,208 options or restricted stock have been issued under the 2007 Plan. In February 2010, we issued an additional 600,000 options under the 2007 Plan to Jeffrey Lang, our Chief Executive Officer. Icarus, an affiliate of Phillip DeZwirek and Jason DeZwirek, also owns warrants to purchase 250,000 shares of common stock that have piggy-back rights granting it the right to require that we register such shares in the event we file any registration statements in the future.

We had outstanding options to purchase 312,605 shares of our common stock as of December 31, 2009 under our 1997 Stock Option Plan and outstanding options to purchase 285,000 shares under our 2007 plan. The shares under both plans are registered for resale on currently effective registration statements. We also have subordinated promissory notes issued to several private investors that may be converted into approximately 2.7 million shares of our common stock.

We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended (the "Securities Act") in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options or warrants, or the availability for sale, or resale, of a substantial number of the shares of common stock under registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Issuance of shares under our stock incentive plan, under our convertible debentures or in connection with financing transactions will dilute current stockholders.

Pursuant to our stock incentive plan, our management is authorized to grant stock awards to our employees, directors and consultants. You will incur dilution upon exercise of any outstanding stock awards. In addition, we have issued convertible debentures that may be converted into approximately 2.7 million shares, the conversion of which will cause you to incur dilution. If we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those limiting who may call special stockholders' meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, our Bank Facility restricts the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Item 1B. ***Unresolved Staff Comments***

Not Applicable.

Item 2. ***Properties***

Our principal operating offices are headquartered in Cincinnati, Ohio at a 236,178 square foot facility that we own.

We have an executive office in Toronto, Canada, at facilities maintained by an affiliate of our Chairman of the Board and our Secretary, who work at the Toronto office. We reimburse such affiliate $10,000 per month for the use of the space and other office expenses.

We own a 33,000 square foot manufacturing facility in Indianapolis, Indiana, a 35,000 square foot manufacturing facility in Louisville, Kentucky and a 33,000 square foot facility in Lexington, Kentucky.

We lease the following facilities:

Location	Square Footage	Annual Rent	Expiration	Type
Cincinnati, Ohio	96,400	$411,700	November 2011	Mfg.
Columbia, Tennessee	34,800	$127,000	August 2010	Mfg.
Greensboro, North Carolina	30,000	$122,400	August 2011	Mfg.
Pittsburgh, Pennsylvania	4,000	$ 55,000	May 2011	Sales
Chicago, Illinois	1,250	$ 24,800	January 2012	Sales
Conshohocken, Pennsylvania	30,000	$198,300	April 2011	Mfg.
Canton Mississippi	20,100	$ 35,900	July 2010	Mfg.
Coimbatore, India	11,300	$ 21,250	December 2011	Mfg.
Greenville, South Carolina	500	$ 5,600	August 2010	Sales
Fort Worth, Texas	19,325	$ 61,740	October 2013	Mfg.
Louisville, Kentucky	61,095	$ 98,700	March 2013	Mfg.
Shanghai, China	40,000	$234,000	February 2010	Mfg.
Salt Lake City, Utah	13,600	$ 45,600	March 2010	Mfg.
Lebanon, Pennsylvania	8,200	$ 51,600	Sept. 2011	Sales
Montreal, Canada	15,000	$132,500	July 2011	Mfg.

It is anticipated that all leases coming due in the near future will be renewed at expiration.

All properties owned are subject to collateral mortgages to secure the amounts owed under the Bank Facility.

Our current capacity, with limited capital additions, is expected to be sufficient to meet production requirements for the near future. We believe our production facilities are suitable and can meet our future production needs.

Item 3. ***Legal Proceedings***

A lawsuit was filed on September 10, 2009 in Marion County Superior Court, State of Indiana. A wrongful death claim has been made by the estate of Terry David Walk for an accident that occurred in March 2008 at the worksite of a customer of the Company relating to a baghouse system. The defendants include CECO and its subsidiaries, The Kirk & Blum Manufacturing Company, kbd/Technic, Inc., and CECO Abatement Systems, Inc. The complaint contains causes of action for negligence and a cause of action for breach of implied warranties, and the complainant is asking for unspecified compensatory damages and costs. The Company's insurance carriers have agreed to defend the claims, pursuant to reservation of rights letters, and have retained counsel to defend the Company. We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. However, at this time the Company cannot estimate any potential final range of loss resulting from this litigation as it is still in discovery and accordingly, we have not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. At this time, we believe that the claims are without merit and we intend to vigorously defend this suit.

There are no other material pending legal proceedings to which the Company or any of our subsidiaries is a party or to which any of our properties is subject.

Item 4. ***Reserved***

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "CECE." The following table sets forth the high and low common stock sales prices as reported by the NASDAQ Global Market during the periods indicated.

2008	High	Low	2009	High	Low
1st Quarter	11.68	6.64	1st Quarter	3.25	1.80
2nd Quarter	9.59	5.00	2nd Quarter	4.51	2.92
3rd Quarter	6.45	3.60	3rd Quarter	4.21	2.63
4th Quarter	4.19	1.60	4th Quarter	4.25	3.10

Holders

The approximate number of registered shareholders of record of our common stock as of March 4, 2010 was 219, although there is a larger number of beneficial owners.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement contains provisions which may prevent us from paying any dividends to our stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is contained in Item 12—Security Ownership of Certain Beneficial Owners of Management and Related Stockholder Matters.

Recent Sales of Unregistered Securities

All unregistered sales of our equity securities made during the year ended December 31, 2009 have been reported by us in our Quarterly Reports or in our Current Reports filed with the SEC during the year.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We did not purchase any shares of our common stock during the fourth quarter of 2009.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are one of the leading providers of air-pollution control products and services. These products and services are marketed under the "Kirk & Blum", "CECO Filters", "CECOaire", "Busch International", "CECO Abatement Systems", "kbd/Technic", "K&B Duct", "Effox", "GMD", "Fisher Klosterman", "Flextor" and "A.V.C." trade names. Our revenues are generated by our services of engineering and designing as well as building equipment, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities and equipment that controls emissions from such facilities. We have a diversified base of more than 3,000 active customers among a myriad of industries including aerospace, brick, cement, ceramics, metalworking, ethanol, printing, paper, food, foundry, power, refining, mining, metal plating, woodworking, chemicals, tobacco, glass, automotive, and pharmaceuticals. Therefore, our business is not concentrated in a single industry or customer.

We believe that as economic conditions improve, there will be an increase in the level of pollution control capital expenditures driven by an elevated focus on environmental issues such as global warming and energy saving alternatives as well as a U.S. Government supported effort to reduce our independence on foreign oil through the use of bio-fuels like ethanol and electrical energy generated by our abundant domestic supply of coal. We also feel that similar opportunities will continue to develop outside the United States.

We continue to focus on increasing revenues and profitability. Our operating strategy has involved horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. By employing this strategy, we have expanded our business and increased our revenues by adding CECO Abatement Systems, CECOaire, K&B Duct, CECO Filters, India, CECO Energy Management, Effox, GMD, FKI, Flextor and A.V.C. At the same time, we have been able to consolidate these new entities into our existing corporate structure without increasing costs proportionally.

Much of our business is driven by various regulatory standards and guidelines governing air quality in and outside factories.

Recent Developments

On February 15, 2010, we appointed Jeffrey Lang as our new Chief Executive Officer. Mr. Lang has more than 30 years of executive operating management experience.

Current United States and worldwide economic conditions continue to create an extraordinary tightening of credit markets coupled with higher interest rates. These economic conditions have been characterized in news reports as a global economic crisis that has been marked by dramatic and rapid shifts in market conditions and governments throughout the world. The current adverse conditions have affected financial, general industrial and labor markets. Economists remain divided on the question of whether the broad economy is recovering.

Management has been closely monitoring the economic conditions and government responses. Furthermore, some of our customers have announced that they are facing financial distress which may adversely affect our revenues and accounts receivable. In a weak economy, customers tend to lengthen the time between inquiry and order or may defer purchase. If these conditions persist or deteriorate, they could potentially have a significant adverse impact on our operations in future periods. See "Risk Factors-Global economic conditions have created turmoil in the credit and general industrial markets that could have a significant adverse impact on our operations" in Item 1A of this Annual Report.

In the fourth quarter of 2009, we wrote down goodwill by $17.1 million as described in Note 7 of our financial statements included in this Form 10-K. As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our goodwill and those tests in 2009 indicated an impairment. In performing this assessment, the carrying value of each reporting unit was compared to its estimated fair value, as calculated by the discounted present value of future cash flows method. The estimated fair value of several reporting units was less than their carrying value and consequently an impairment charge was recorded for the amount by which the carrying value of the goodwill exceeded its calculated implied fair value. See "Critical Accounting Policies and Estimates—*Impairment of Long-Lived Assets, including Goodwill*" in this Item 7.

We are also continuing our efforts to contain or reduce our general and administrative expenses by staff reductions and further integration of our acquired companies' finance, accounting and human resource functions.

During 2009, the Company discontinued the operations of its subsidiary, H.M. White, Inc. The Company terminated its facility lease in Detroit, Michigan and all property and equipment held by H.M. White was sold at net book value to its former owner. The results of H.M. White are presented as discontinued operations for all periods presented.

On November 26, 2009, we issued $10.8 million of convertible promissory notes, of which $4.5 million proceeds were used to repay all prior existing subordinated debt. The balance of the proceeds were used to repay outstanding amounts under the Company's line of credit.

Operations Overview

Our contracts are obtained either through competitive bidding or as a result of negotiations with our customers. Contract terms offered by us are generally dependent on the complexity and risk of the project as well as the resources that will be required to complete the project. For example, a contract that can be performed primarily by subcontractors and that does not require us to use our fabrication and assembly facilities can be quoted at a lower gross margin than a more typical contract that will require additional factory overhead and administrative expenses. Our focus is on increasing our operating margins as well as our gross margin percentage which translates into higher net income. Our sales typically peak in the fourth quarter due to a tendency of customers to want to fully utilize annual capital budgets and due to the fact that many industrial facilities shut down for the holiday season and that creates demand for maintenance and renovation work that can be done at no other time.

CECO Filters secures international sales through the efforts of its operation in India and also through a network or sales representatives around the globe. System sales, such as those secured by Busch and Kirk & Blum, are secured through relationships built up over the years in various industries. Some of these relationships are at American companies building plants overseas and some are through the global reputation of Busch. Kirk & Blum has long done business in Mexico. In March 2008, we acquired Fisher-Klosterman/Buell, a Louisville, Kentucky based company which has, among other locations, a facility in Shanghai, China which gives us a platform for developing business in this vast market. In August of 2008, we acquired Flextor, a Montreal based maker of dampers and expansion joints that has significant international sales experience in South America.

Cost of sales includes approximately 55.2% material and 17.2% labor, plus subcontracting costs and factory overhead. Our cost of sales is principally driven by a number of factors including material prices and labor cost and availability. Changes in these factors may have a material impact on our overall gross profit margins. For example, in larger contracts, we may incur sub-contract work or direct equipment purchases, which may only be marked-up to a limited extent and consequently, the gross margins of the Company are affected. However, profitability is enhanced through the absorption of fixed operating costs, including SG&A and factory overhead.

We break down costs of sales into four categories. They are:

- Labor- Our direct labor both in the shop and in the field;
- Material- Raw material, mostly steel, that we buy to build our products;
- Equipment- Fans, motors, control panels, etc. necessary for turnkey systems; and
- Subcontracts- Electrical work, concrete work, etc. necessary for turnkey systems.

In general, labor is the factor we are able to mark up the most followed by material and equipment and subcontracts. Across our various product lines the relative relationships of these factors change thus causing variations in gross margin percentage. Material costs have also increased faster than labor costs, which also reduces gross margin percentage. The important factor is that gross margin dollars increase as do operating margin dollars and percentages.

Selling and administrative expense principally includes advertising and marketing expenditures and all corporate and administrative functions and other costs that support our operations. The majority of these expenses are fixed. We expect to leverage our fixed operating structure as we continue to grow our revenue.

How We Manage our Business

We operate under a "hub and spoke" business model in which executive management, finance, administrative and marketing staff serves as the hub while the sales channels serve as spokes. We use this model throughout our operations. This has provided us with certain efficiencies over a more decentralized model.

Although we discuss four principal product lines, our operating units function as internal customers and suppliers of each others' products and services and as such, products and services are intermingled in one major project. As a result, it is not reasonably possible to segregate revenues to external customers, operating profits or identifiable assets by product line.

Strategy

We believe there are significant opportunities for us to increase our revenue, profitability and market position in both the United States and abroad. Our strategy for growth consists of the following elements:

- Expand our customer base, enter new end markets and further penetrate existing end markets;
- Develop innovative solutions;
- Maintain strong customer focus; and
- Pursue selective acquisitions.

Results of Operations

Our consolidated statements of operations for the years ended December 31, 2009 and 2008, reflect our operations consolidated with the operations of our subsidiaries.

2009 vs. 2008

	For the year ended December 31,	
($'s in millions)	**2009**	**2008**
Sales from continuing operations	$139.0	$183.2
Cost of goods sold from continuing operations	108.0	140.9
Gross profit from continuing operations	$ 31.0	$ 42.3
Percent of sales	22.3%	23.1%
Selling and administrative expenses from continuing operations	$ 28.9	$ 31.6
Percent of sales	20.8%	17.2%
Goodwill impairment charge	$ 17.1	$ —
Percent of sales	12.3%	0.0%
Operating (loss) income from continuing operations	$ (15.8)	$ 9.1
Percent of sales	11.4%	5.0%

Consolidated sales from continuing operations in 2009 were $139.0 million, a decrease of $44.2 million or 24.1% compared to 2008. This decrease was primarily due to decreased demand for our products and services created by continuing weak industrial sectors including ethanol production, steel production, construction and power sectors, offset by an additional two months of revenue from FKI in the amount of $5.9 million and an additional seven months of revenue from Flextor in the amount of $4.0 million.

Demand for our products and services is created by increasingly strict EPA mandated industry Maximum Achievable Control Technology standards ("MACT") and OSHA established Threshold Limit Values ("TLV"), as well as existing pollution control and energy legislation.

Orders booked in 2009 were $141.5 million compared with $178.0 million in 2008. The decrease in bookings was due primarily to weakening industrial demand and general economic conditions, as described previously. We continue to experience an active level of customer inquiry and quoting activities.

Gross profit from continuing operations decreased by 26.7% or $11.3 million to $31.0 million in 2009 compared with $42.3 million in 2008. Gross profit from continuing operations as a percentage of sales, was 22.3% in 2009 compared to 23.1% in 2008. The net decrease in the gross profit margin from continuing operations was primarily due to lower margins in the contracting/services group due to extremely competitive pricing in a weak economy and lower than expected margins on several larger contracts. This decrease was partially offset by changes in product mix with a larger portion of gross profit coming from our expanding equipment group, which includes the 2008 acquisitions of FKI and Flextor. FKI and Flextor contributed $8.0 million and $1.8 million respectively in 2009.

Selling and administrative expenses from continuing operations decreased by $2.7 million to $28.9 million in 2009 and selling and administrative expenses, as a percentage of revenues increased from 17.2% in 2008 to 20.8% in 2009. This decrease in spending was due primarily to reductions in wages and benefits of $1.9 million and reductions in professional services of $0.4 million offset by increases in bad debt expense of $0.3 million. These decreases were also offset by an additional two months of expense in 2009 from FKI, which was acquired on March 1, 2008, and an additional seven months of expense in 2009 from Flextor which was acquired on August 1, 2008. These increases were $1.2 million and $0.7 million respectively. The increase in the percentage of selling and administrative expenses relative to revenue was due to the significant decline in revenue and was offset by the reduction in spending.

Depreciation for 2009 was $1.8 million, the majority of which is included in cost of goods sold. This is an increase of $0.2 million from $1.6 million in 2008. This increase was due to 2009 machinery and equipment additions as well as additional depreciation expense from assets obtained in our 2008 acquisitions.

Amortization, which is primarily related to acquisition intangibles, decreased from $1.6 million in 2008 to $0.8 million in 2009. This $0.8 million decrease was due primarily to intangibles related to 2007 and 2008 acquisitions becoming fully amortized in 2009. This decrease was offset by two additional months of FKI amortization and seven additional months of Flextor amortization totaling $279,000.

Goodwill impairment charges were $17.1 million in 2009 compared to no impairment expenses in 2008. As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our goodwill and those tests in 2009 indicated an impairment. In performing this assessment, the carrying value of each reporting unit was compared to its estimated fair value, as calculated by the discounted present value of future cash flows method. The estimated fair value of several reporting units was less than their carrying value and consequently an impairment charge was recorded for the amount by which the carrying value of the goodwill exceeded the calculated implied fair value. Major factors that influence our cash flow analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions.

Operating loss from continuing operations, which included the goodwill impairment charge of $17.1 million, was $15.8 million in 2009 compared to an operating income from continuing operations of $9.1 million in 2008. This decrease in operating results from continuing operations resulted from the various factors previously mentioned, particularly the $17.1 million, non-cash goodwill impairment charge. Inflation and changing prices did not have a material effect on our revenues or results of operations.

Other (expense) income from continuing operations for the year ended December 31, 2009 was ($760,000) compared to $960,000 during the same period in 2008. This change was primarily the result of unrealized foreign currency transaction losses related to our recently retired subordinated debt, which was denominated in Canadian currency.

Interest expense decreased to $1.3 million in 2009 compared to $1.5 million for the same period of 2008. This was primarily due to lower outstanding balances on our credit facility.

Federal and state income tax benefit from continuing operations was $3.1 million in 2009 compared with a tax provision of $3.0 million for the same period in 2008. The effective income tax rate for 2009 was 17.6% compared with 34.3% for the same period of 2008. The effective tax rate during 2009 was affected by certain permanent differences including non-deductible incentive stock based compensation, goodwill impairment charges and tax credits from foreign operations.

Net loss from continuing operations was $14.8 million in 2009 compared to a net income from continuing operations of $5.7 million in 2008.

Net loss from the discontinued operations of H. M. White, Inc. was $265,000 in 2009 compared to a net loss from discontinued operations in 2008 of $666,000. These losses represent the net after tax results of our H.M. White unit which has been closed. The decrease in the loss is due to the reduced activity and lower expenses in 2009 compared to 2008.

Liquidity and Capital Resources

Financing

Our principal sources of liquidity are cash flow from operations, available borrowings under our revolving credit facility and convertible subordinated debt. At December 31, 2009 and December 31, 2008, cash and cash equivalents totaled $1.4 million and $1.1 million, respectively. Generally, we do not carry significant cash and cash equivalent balances because excess amounts are used to pay down our revolving line of credit or other indebtedness.

Total bank debt at December 31, 2009 was $2.7 million and at December 31, 2008 was $22.6 million. The Bank Facility, as amended, includes a revolving line of credit of up to $20 million, including letters of credit. Amounts outstanding under the revolver were $0 and $17.9 million at December 31, 2009 and December 31, 2008, respectively. Unused credit availability under our $20.0 million revolving line of credit at December 31, 2009 was $10.8 million. At December 31, 2009, $2.3 million of a remaining $5.0 million term note is still outstanding. Interest on the outstanding borrowings is charged at the daily LIBOR rate plus 3.5% or the tranche LIBOR rate plus 3.0% for the revolver and the daily LIBOR rate plus 3.75% or the tranche LIBOR rate plus 3.25% for the term note. The weighted average interest rate under the Bank Facility as of December 31, 2009 was 4.0%. Availability is limited as determined by a borrowing base formula contained in the credit agreement as follows:

$ in millions	**12/31/09**	**12/31/08**
Eligible accounts receivable at 70%	$13.0	$ 23.7
Net unbilled revenues at 50% up to $1.0 million	0.0	1.0
Eligible inventory at 50% up to $7.5 million	2.2	2.9
Borrowing base reserves required by lender	0.5	0.0
Borrowing base	$15.7	$ 27.6
Revolving loan principal amount outstanding	(0.0)	(17.9)
Letters of credit open	(4.9)	(1.6)
Loan availability	$10.8	$ 8.1

We entered into our current credit facility on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on various dates and fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility.

On May 1, 2009, the Company entered into a Sixth Amendment to the Bank Facility effective as of March 31, 2009. The Sixth Amendment amends the Bank Facility to extend the termination date of the line of credit from January 31, 2010 to April 1, 2011, make certain changes to the interest rates applicable to the obligations under the Bank Facility, including the implementation of a daily reset, one-month LIBOR-based rate and the unavailability of a prime-based rate except in certain circumstances, which results in an increase of the borrowing rates by one percent, consent to a one-time payment of principal on the Subordinated Convertible Promissory Note of Icarus Investment Corp., ("Icarus") in an amount not to exceed $3.0 million, and consent to an extension fee of CAD $38,000 payable to Icarus.

On August 17, 2009, the Company entered into a Seventh Amendment to Credit Agreement to the Bank Facility, effective as of May 15, 2009. The Seventh Amendment incorporates the Note (as described below) as permitted subordinated debt, and permits prepayments under the Note so long as the Company is not in default under the Bank Facility.

On November 26, 2009, the Company entered into an Eighth Amendment to Credit Agreement to the Bank Facility effective as of November 26, 2009. The Eighth amendment obtained the Bank's consent to subordinated loans, in an aggregate amount not to exceed $11.4 million to be made by subordinated creditors to the Company and consent to the payment in full of the subordinated debt outstanding on the effective date, in an aggregate amount equal to $4.5 million, to be made by the Company to Icarus on the effective date.

On February 12, 2010, the Company entered into a Ninth Amendment to Credit Agreement to the Bank Facility effective as of December 31, 2009. The Ninth Amendment decreased the maximum loan commitment from $30.0 million to $20.0 million, decreased the monthly required term loan payment from $83,333 to $26,886 increased the minimum fixed charge coverage ratio financial covenant from 1.25 : 1.0 to 2.5 : 1.0, and permitted the addition of $6.3 million of net funding received from the private placement of subordinated debt to the adjusted EBITDA calculation.

Terms of the Bank Facility, as amended, include financial covenants which require compliance at December 31, 2009 and each quarter through March 31, 2011. The maximum capital expenditures financial covenant is $2,500,000. The minimum Fixed Charge Coverage Ratio is 2.5 : 1.0 for each quarter through the quarter ended June 30, 2010 and 1.25 : 1.0 thereafter. The maximum funded debt to EBITDA covenant is 3.0 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility. As of December 31, 2009, we were well in compliance with all related financial and other restrictive covenants, and expect continued compliance.

On August 14, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Convertible Subdebt Note") in the amount of Canadian $5.0 million to Icarus, which is controlled by Phillip DeZwirek, our Chairman and former CEO, and Jason DeZwirek, our Secretary and one of our Directors. The Convertible Subdebt Note provided for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. The outstanding principal and accrued interest under The Convertible Subdebt Note was convertible at any time into common stock of the Company at a per share price of $4.75 which was the closing price immediately preceding the issuance of the Subdebt. The Convertible Subdebt Note was amended in February 2009 to provide for interest payments to be payable monthly, instead of semi-annually, subject to the Subordination Agreement between Fifth Third Bank and Icarus. The Convertible

Subdebt Note was further amended on May 1, 2009 to extend its maturity date to October 1, 2011 from July 31, 2010. Fees of Canadian $38,000 were paid for this amendment and were being deferred and amortized over the remaining term of the Convertible Subdebt Note. We repaid Canadian $3.7 million under the Convertible Subdebt Note on March 31, 2009 and fully repaid the outstanding balance of $1.2 million on November 26, 2009. Foreign exchange translation losses of $37,000 and $121,000 were recognized during the three and the twelve months ended December 31, 2009, respectively, as other expense.

On May 15, 2009, the Company issued a Promissory Note ("Note") to Icarus in the amount of $3.0 million. The Note, which was subordinated to the Company's Bank Facility, bore interest at 12% per annum with interest payable monthly. The maturity date of the note was the earlier of May 15, 2012 or six months after repayment of the Bank Facility. At the option of Icarus, the note was repayable in Canadian funds with a stated conversion rate of 1.1789, or CAD $3.5 million, representing the conversion rate at the issuance date of the Note. In accordance with ASC 815 "Derivatives and Hedging", this option has been bifurcated and recorded at fair value. Gains and losses resulting from the revaluation of this liability are included in other income (expense) in the consolidated statements of operations and were losses of $103,000 for the quarter and $359,008 for the year ended December 31, 2009, respectively. The Note and accrued interest was fully repaid on November 26, 2009 in the amount of $3.3 million.

On August 17, 2009, the Company entered into a First Amendment to Security Agreement and a First Amendment to Promissory Note with Icarus, effective May 15, 2009. The amendments clarified that the Note was secured by the assets of the Company and its U.S. subsidiaries to the same extent as the Convertible Subdebt Note.

On November 26, 2009, the Company issued $10.8 million principal amount subordinated convertible promissory notes to a group of investors (the "Investor Notes") which includes related parties: Icarus ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock.

Interest accrues under the Investor Notes at the annual rate of 6% and is payable as of the end of each calendar quarter. The Company used the proceeds of the Investor Notes to repay all of its previously existing subordinated debt in the amount of approximately $4.5 million, which debt was accruing interest at rates between 11-12%. The balance of the proceeds will be used for general working capital. Fees of $320,000 were paid for this private placement and are being amortized over the remaining term of the Investor Notes.

The Investor Notes are due on November 26, 2014 and are not repayable prior to maturity except upon a change of control, or upon the consent of the holder. The outstanding principal amount of the Investor Notes or any portion thereof, but not the interest, is convertible at the holder's option, at any time after the issuance of the Investor Notes at a conversion price of $4.00 per share, such price being greater than the Company's share price at the date of the Investor Note agreement. Following three years from the date of the notes, if the closing price of the common stock of the Company is greater than $8.00 for five consecutive days, the Company can cause conversion of the Investor Notes.

The Investor Notes are secured by a second lien on the Company and its U.S. subsidiaries' assets, which lien is subordinate to Fifth Third Bank. The outstanding balance of the Investor Notes at December 31, 2009, was $10.8 million.

Overview of Cash Flows and Liquidity

($'s in thousands)	For the year ended December 31, 2009	2008
Total operating cash flow from continuing operations	$ 12,584	$ 5,677
Purchases of property and equipment	(999)	(2,209)
Net cash paid for acquisitions	—	(23,535)
Net cash used in investing activities from continuing operations	(999)	(25,744)
Proceeds from issuance of common stock, options and exercise of warrants	—	43
Net bank (repayment) borrowing	(19,878)	17,879
Net subordinated debt borrowings	6,231	4,884
Purchase of treasury shares	—	(1,586)
Net cash (used in) provided by financing activities	(13,647)	21,220
Net increase in cash and cash equivalents from continuing operations	$ (2,062)	$ 1,153

In 2009, $12.6 million was provided by continuing operating activities compared to $5.7 million provided by continuing operating activities in 2008. The increase in cash provided by continuing operating activities was due primarily to a net decrease in working capital requirements. Compared to working capital changes, net of acquisitions in 2008, 2009 working capital changes from continuing operations provided additional cash of $18.3 million from accounts receivable, $4.7 million from costs in excess of billings, $2.8 million from billings in excess of cost and estimated earnings and $1.8 million from other liabilities. These positive changes were offset by working capital from continuing operations changes that used more cash in 2009 of $4.9 million by accounts payable, $4.5 million by accrued income taxes and accrued expenses, $3.0 million by inventory and $2.8 million by prepaid expenses. The changes in accounts receivable, costs in excess of billings, inventory and other liabilities were mainly the result of a significant decline in our contracting group revenues in 2009 compared to 2008, due to declining economic conditions. The decrease in accrued taxes was due to a net loss in 2009 which created a tax benefit compared to a tax liability in 2008.

Net income from continuing operations in 2009 included $14.3 million (net of tax benefit) of non cash charges for goodwill impairment compared to $0.0 in 2008. Additionally, depreciation and amortization amounted to $2.5 million in 2009 compared to $3.2 million for depreciation and amortization in 2008. This decrease in depreciation and amortization was due primarily to decreased amortization of definite life intangibles from recent acquisitions which are now fully amortized. 2009 net income from continuing operations also included $1.0 million for non cash stock awards compared to $1.2 million in 2008. Our net investment in working capital (excluding cash and cash equivalents and current portion of debt) at December 31, 2009 was $14.5 million as compared to $25.2 million at December 31, 2008. Looking forward, we will continue to manage our net investment in working capital. We believe that our working capital needs will remain constant unless we experience a significant increase or decrease in sales and operating income or make additional acquisitions.

In 2009, net cash used in investing activities related to acquisitions was $0 compared to $23.5 million in 2008 and the capital expenditures for property and equipment were $1.0 million in 2009 compared with $2.2 million for the same period in 2008. We are managing our capital expenditures in light of the current level of sales.

In 2009, financing activities used cash of $13.6 million, compared to cash provided of $21.2 million in 2008. Current year financing activities included net repayments of $19.9 million of our bank debt and $6.2 million of subordinated debt borrowings. Net bank borrowings in 2008 of $17.9 million primarily funded our acquisitions.

When we undertake large jobs, our working capital objective is to make these projects self-funding. We try to achieve this by obtaining initial down payments, progress billing contracts, when possible, utilizing extended payment terms from material suppliers, and paying sub-contractors after payment from our customers, which is an industry practice. Our investment in net working capital is funded by cash flow from operations and by our revolving line of credit. Inventory remains relatively constant from year to year. Accordingly, changes in inventory do not constitute a significant part of our investment in working capital.

Based on our historical results, management's experience, our current business strategy and current cash flows, we believe that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. In addition, as necessary, we believe that we will be able to adjust operating expenses in order to maintain positive operating cash flow. Nevertheless, if we generate insufficient cash flows from operations or are unable to draw the amounts needed from our Bank Facility to meet our short-term liquidity needs, we may borrow additional funds. Although management believes that we will be able to fund our operations from current resources, there is no guarantee that we will be able to do so, however, alternative sources of funding are potentially available in the form of additional term debt to be provided by our lender, which may be collateralized by our real estate and equipment, as well as subordinated debt to be provided by a related party. However, we cannot provide any assurances that such financing will be available to us on favorable terms or at all.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We are party to various loan documents which prevent us from paying any dividends.

Debt Covenants

The Bank Facility was amended throughout 2009 and again in February 2010. Terms of the Bank Facility, as amended, include financial covenants which require compliance at December 31, 2009, and each quarter through March 31, 2011. The covenants include a maximum capital expenditures financial covenant during the term of the Bank Facility of $2,500,000. The minimum Fixed Charge Coverage Ratio is 2.5 to 1.0 for each quarter through the quarter ended June 30, 2010 and 1.25 to 1.0 thereafter. The maximum funded debt to EBITDA covenant is 3.0 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility.

As of December 31, 2009, we were well in compliance with all related financial and other restrictive covenants, and expect continued compliance.

In the future, if we cannot comply with the terms of the Bank Facility agreements it will be necessary for us to obtain a waiver or renegotiate our loan covenants, and there can be no assurance that such negotiations would be successful. In the event that we are not successful in obtaining a waiver or an amendment, we would be declared in default, which could cause all amounts owed to be immediately due and payable.

Employee Benefit Obligations

Based on the assumptions used to value other postretirement obligations, life insurance benefits and retiree healthcare benefits, in the fourth quarter of 2009, cash payments for these benefits are expected to be in the range of $356,000 to $462,000 in each of the next 5 years. Based on current assumptions, estimated contributions of

$267,000 may be required in 2010 for the pension plan and $39,000 for the retiree healthcare plan. The amount and timing of required contributions to the pension trust depends on future investment performance of the pension funds and interest rate movements, among other things and, accordingly, we cannot reasonably estimate actual required payments. Currently, our pension plan is under-funded. As a result, absent major increases in long-term interest rates, above average returns on pension assets and/or changes in legislated funding requirements, we will be required to make contributions to our pension trust of varying amounts in the long-term.

Off Balance Sheet Arrangements

None

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that, of our significant accounting policies, the following accounting policies involve a higher degree of judgments, estimates, and complexity.

Revenue Recognition

A substantial portion of our revenue is derived from contracts, which are accounted for under the percentage of completion method of accounting. Percentage completion is measured by the percentage of contract costs incurred to date compared to estimated total contract costs to be the best available measure of progress on these contracts. Contract costs include direct material and labor costs related to contract performance. This method requires a higher degree of management judgment and use of estimates than other revenue recognition methods. The judgments and estimates involved include management's ability to accurately estimate the contracts' percentage of completion and the reasonableness of the estimated costs to complete, among other factors, at each financial reporting period. In addition, certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability. For contracts that are less than 50% complete, a maximum of 10% to 25% of gross profit will be recognized depending on the division and the type of contract.

Selling and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. We provided for estimated losses on uncompleted contracts of $30,000 and $33,000 at December 31, 2009, and 2008 respectively.

Property, Plant and Equipment

Property plant and equipment are reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and fair values.

As of December 31, 2009 we have $11.4 million of net property, plant, and equipment recorded on the consolidated balance sheet. No indications of impairment were noted as of December 31, 2009.

Impairment of Long-Lived Assets, including Goodwill

Our indefinite life intangible assets are reviewed for potential impairment at least annually. Goodwill is also tested at least annually for any indication of impairment on a reporting unit level.

For management purposes, the Company is organized into four divisions, including a contracting/services division, an equipment division, a component and parts division and an engineering and design division. Each of these divisions meets the criteria for treatment as an operating segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our goodwill impairment analysis.

As of December 31, 2009, we have $14.6 million of goodwill, $1.5 million of amortizable intangible assets and $3.2 million of indefinite life intangible assets recorded on the consolidated balance sheet.

For all amortizable intangible assets, if any events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows. The Company also evaluates the remaining useful life at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our indefinite life intangible assets. We utilize the relief from royalty method to determine the fair value of these assets. In performing these assessments, the carrying value of the asset is considered impaired if the fair value is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. The test in 2009 indicated no impairment to our indefinite life intangible assets.

As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our goodwill and those tests in 2009 indicated an impairrment. In performing this assessment, the carrying value of each reporting unit was compared to its estimated fair value, as calculated by the discounted present value of future cash flows method. The estimated fair value of several reporting units was less than their carrying value and consequently an impairment charge was recorded for the amount by which the carrying value of the goodwill exceeded the calculated implied fair value. Major factors that influence our cash flow analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. As a result of our test in 2009, goodwill impairment charges of $17.1 million were recorded in 2009 compared to no impairment charges in 2008.

In our goodwill assessment at the end of 2009, management considered that the Company's market capitalization as of December 31, 2009 was $56.4 million based on our stock price at that date. Our consolidated book value at that date was $31.7 million. We note that our reporting units that carry goodwill do not represent 100% of the operations of our Company. The goodwill assessment of our reporting units does not include an allocation of our debt to those reporting units.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. We recognize penalties and interest related to unrecognized tax benefits in income tax expense.

Pension and Postretirement Benefit Plan Assumptions

We sponsor a pension plan for certain union employees. We also sponsor a postretirement healthcare benefit plan for certain office employees retiring before January 1, 1990. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include key assumptions, such as a discount rate and expected return on plan assets. In addition, our actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate these liabilities. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension or postretirement healthcare benefit expenses we have recorded or may record in the future. An analysis for the expense associated with our pension plan is difficult due to the variety of assumptions utilized. For example, one of the significant assumptions used to determine projected benefit obligation is the discount rate. At December 31, 2009, a 25 basis point change in the discount rate would change the projected benefit obligation by approximately $188,000 and the annual pension expense by less than $17,000. Additionally, a 25 basis point change in the expected return on plan assets would change the pension expense by approximately $12,000.

Stock Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments and recognize this cost over the period during which an employee is required to provide the services, based on the fair value of the award at the date of the grant.

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to revenues, bad debts, share based compensation, income taxes and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Other significant accounting policies

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of our financial statements. See Note 1 to the consolidated financial statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by us when there are acceptable alternatives.

Backlog

Our backlog consists of orders we have received for products and services. Our backlog from continuing operations was $66.5 million at December 31, 2009 and $64.3 at December 31, 2008. Our total backlog, as of December 31, 2009 was $66.9 million compared to $68.0 million as of December 31, 2008. There can be no assurances that backlog will be replicated, increased or translated into higher revenues in the future. The success of our business depends on a multitude of factors related to our backlog and the orders secured during the subsequent period(s). Certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability.

New Accounting Pronouncements

New Financial Accounting Pronouncements Adopted

Accounting Standards Codification ("ASC") 855—In May 2009, the Financial Accounting Standards Board ("FASB") issued ASC 855, "Subsequent Events." ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim or annual reporting periods ended after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

ASC 825—In April 2009, the FASB issued ASC 825-10-65-1 "Transition Related to FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments," which enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This guidance is effective for interim and annual periods ended after June 15, 2009, with early adoption permitted for interim and annual periods ended after March 15, 2009 subject to certain restrictions. The Company did not elect early adoption in the quarter ended March 31, 2009 and, therefore, began applying the provisions of this guidance for the quarter ended June 30, 2009.

ASC 805—In December 2007, the FASB issued transition guidance ASC 805-10-65-1, "Transition Related to FASB Statement No. 141 (revised 2007), Business Combinations." This guidance defines the acquirer in a business combination as the entity that obtains control of one or more businesses, and establishes the acquisition date as the date the acquirer achieves this control. This statement also refines the application of the purchase method by requiring the acquirer to recognize assets acquired and liabilities assumed at fair value and replacing the cost-allocation process previously required. Furthermore, acquisition-related costs and restructuring costs that are expected but not obligatory are required to be recognized separately from the business combination. This guidance is effective prospectively for business combinations with acquisition dates on or after January 1, 2009. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of adoption. However, management believes this statement could have a material impact on the Company's future financial statements depending on its acquisition plans.

ASC 805—In April 2009, the FASB amended its guidance related to the accounting for assets and liabilities arising from contingencies in a business combination. The amended guidance requires that an asset or a liability arising from a contingency in a business combination be recognized at fair value if fair value can be reasonably determined and provides guidance on how to make that determination. If the fair value of an asset or liability cannot be reasonably determined, an asset or liability is to be recognized at the amount that would be recognized in accordance with ASC 450, "Contingencies" for liabilities and an amount using similar criteria for assets. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the adoption of this guidance. However, management believes this statement could have a material impact on the Company's future financial statements depending on its acquisition plans.

ASC 815—During June 2008, the FASB issued 815-10-65-3, "Transition Related to EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock", which became effective for the Company on January 1, 2009. This guidance addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in ASC 815, "Derivatives and Hedging". If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under ASC 815 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in shareholders' equity (or would be classified in shareholder's equity if it were a freestanding instrument). Other applicable authoritative accounting literature provides guidance for determining whether an instrument (or an embedded feature) is classified in shareholder's equity (or would be classified in shareholder's equity if it were a freestanding instrument). This guidance did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows upon its effective date.

ASC 350—In April 2008, the FASB issued ASC 350-30-65-1, "Transition Related to FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets." ASC 350-30-65-1 provides guidance on the determination of useful lives of intangible assets. For intangible assets acquired after the effective date, a company is not required to consider renewal or extension at substantial cost or with material modification of existing terms to be factors that limit the useful life of the asset. Rather the Company must consider its own historical experience in renewing or extending similar arrangements. This guidance became effective on January 1, 2009 and did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

ASC 260—In June 2008, the FASB issued ASC 260-10-65-2 "Transition Related to FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This guidance concludes that non-vested shares with non-forfeitable dividend rights are considered participating securities and, thus, subject to the two-class method pursuant to ASC 260, "Earnings per Share", when computing basic and diluted EPS. This guidance became effective for the Company on January 1, 2009. Because the Company's Restricted Share awards contain non-forfeitable dividend rights, the provisions of this guidance must be applied. Upon adoption, the Company was required to adjust all prior period EPS data on a retrospective basis to conform with the provisions of this guidance. Due to the net loss incurred for the year ended December 31, 2009, the Company's basic and diluted weighted average shares outstanding and loss per share for this period were not affected by the adoption of this FSP. The impact on basic and diluted weighted average shares outstanding for the year ended December 31, 2008 is as follows:

	Basic Weighted Average Common Shares Outstanding		**Diluted Weighted Average Common Shares Outstanding**	
	Previously Reported	**Adjusted upon adoption of FSP EITF 03-6-1**	**Previously Reported**	**Adjusted upon adoption of FSP EITF 03-6-1**
Year ended December 31, 2008	14,633,209	14,766,250	15,275,690	15,405,221

ASC 820—Effective January 1, 2008, the Company partially adopted ASC 820, "Fair Value Measurements and Disclosures". ASC 820 applies to most current accounting rules requiring or permitting fair value measurements. ASC 820 provides a framework for measuring fair value and requires expanded disclosures about fair value methods and inputs by establishing a hierarchy for ranking the quality and reliability of the information used by management to measure and report amounts at fair value.

The Company had only partially applied the provisions of ASC 820 as management elected the deferral provisions of ASC 820-10-65-1, "Transition Related to FASB Staff Position FAS 157-2" as it applies to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820-10-65-1 delayed the effective date of ASC 820 for non-financial assets and liabilities which are not measured at fair value on a recurring basis (at least annually) until January 1, 2009 for the Company. The major categories of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis include certain amounts of property and equipment, intangibles and goodwill reported at fair value as a result of impairment testing, and certain other assets, liabilities and equity instruments recognized as a result of prior business combinations. There was no impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the adoption of ASC 820 for non-financial assets and liabilities.

ASC 105—In June 2009, the FASB issued ASC 105-10-65, "Transition Related to FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." The Accounting Standards Codification will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles, superseding existing accounting literature. While not intended to change U.S. GAAP, the ASC significantly changes the way in which accounting literature is organized. This guidance is effective for interim or annual reporting periods ended after September 15, 2009. The adoption of this guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows. However, because the Codification completely replaces existing standards, it affects the way U.S. GAAP is disclosed in our consolidated financial statements.

ASC 715—In December 2008, the FASB issued ASC 715-20-65-2, "Transition Related to FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets". ASC 715-20-65-2 amends ASC 715, Compensation—Retirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosure requirements addressed by ASC 715-20-65-2 provide for greater transparency surrounding the types of assets and associated risks in a plan, events in the economy and markets that could have a significant effect on the value of plan assets, and information about fair value measurements similar to those required by ASC 715. This guidance became effective for the Company for the fiscal year ended December 31, 2009. The adoption of this guidance did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements

ASC 605-25—In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13 for updated revenue recognition guidance under the provisions of ASC 605-25, "Multiple-Element Arrangements". The previous guidance has been retained for criteria to determine when delivered items in a multiple-deliverable arrangements should be considered separate units of accounting, however the updated guidance removes the previous separation criterion that objective and reliable evidence of fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. This guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 820—In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements." This guidance amends Subtopic 820-10 to require new disclosures and clarify existing disclosures. This guidance requires new disclosures of amounts and reasons for significant transfers between Level 1 and Level 2 fair value measurements. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), separate presentation of information about purchases, sales, issuances and settlements is required. The guidance clarifies that fair value measurement disclosures for each class of assets and liabilities may constitute a subset of assets and liabilities within a line item on a reporting entity's balance sheet. The guidance also clarifies disclosure requirements about inputs and valuation techniques for both recurring and nonrecurring fair value measurements (Level 2 or Level 3). The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, including interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements of CECO Environmental Corp. and subsidiaries for the years ended December 31, 2009 and 2008 and other data are included in this Report following the signature page of this Report:

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A(T). *Controls and Procedures*

Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 (the "Exchange Act") reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009 our disclosure controls and procedures were effective in ensuring that information we are required to disclose in reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

As previously noted in the Company's Annual Report on Form 10-K as of December 31, 2008, and Quarterly Reports on Form 10-Q for the quarterly periods in 2009, we noted a material weakness related to entity-level controls as it relates to internal control over financial reporting. In addition to the implementation of an integrated software system which includes industry standard and current best practice inherent controls during the year, we implemented additional internal controls surrounding the accounting for significant or non-routine transactions.

We have monitored the operating effectiveness of these controls during 2009 in the newly upgraded environment and have determined the material weakness was remediated at December 31, 2009.

There were no changes in our internal control over financial reporting, other than described above, during the fourth fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Item 5.02(c). As of March 24, 2010, the Company and Richard Blum have mutually agreed that Mr. Blum will continue his role as President and Jeffrey Lang, our Chief Executive Officer, will begin to assume the duties (formerly Mr. Blum's) of Chief Operating Officer that tie into Mr. Lang's position as Chief Executive Officer.

Item 5.02(e) It also was determined on March 24, 2010 that the Amended and Restated Employment Agreement dated March 26, 2007 between Richard Blum and the Company will not automatically renew as of the end of 2010.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 10 of Part III of Form 10-K is incorporated by reference to the information set forth in the Company's definitive proxy statement relating to its 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement") to be filed pursuant to Regulation 14-A under the Exchange Act, in response to Items 401, 405 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K under the Securities Act and the Exchange Act ("Regulation S-K"). Reference is also made to the information appearing in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Business—Executive Officers of the Registrant."

Code of Ethics

We have adopted a Code of Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions). The Code of Ethics is posted on our website at www.cecoenviro.com on the Investor Information section. We will post on our website any amendments to or waivers of the Code of Ethics for executive officers or directors in accordance with applicable laws and regulations.

Item 11. *Executive Compensation*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 11 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2010 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 12 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2010 Proxy Statement in response to Item 403 of Regulation S-K.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

December 31, 2009 Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights, compensation plans	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
1997 Stock Option Plan[1]	312,605	$ 6.92	—
2007 Equity Incentive Plan[2]	285,000	$ 5.27	1,559,792
Employee Stock Purchase Plan[3]	—	—	1,500,000
Equity compensation plans not approved by security holders	None	None	
TOTAL	597,605	$ 6.13	3,059,792

1 The 1997 Stock Option Plan (the "1997 Plan") was replaced with the 2007 Equity Incentive Plan. The 1997 Plan remains in effect solely for the purpose of the continued administration of the options currently outstanding under the 1997 Plan.

2 The 2007 Equity Incentive Plan was approved by the shareholders on May 23, 2007. 65,000 options were awarded to plan participants under the 2007 Equity Incentive Plan in 2009.

3 The Employee Stock Purchase Plan was approved by the shareholders on May 21, 2009.

Item 13. *Certain Relationships And Related Transactions, And Director Independence*

Pursuant to General Instruction G of Form 10-K, the information called for by this Item 13 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2010 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 14 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2010 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. Financial statements are set forth in this report following the signature page of this report.

2. Financial statement schedules are omitted because they are not applicable or because the required information is shown in the financial statements or in the notes thereto.

3. Exhibit Index. The exhibits listed below, as part of Form 10-K, are numbered in conformity with the numbering used in Item 601 of Regulation S-K of the Securities and Exchange Commission.

3(i) Certificate of Incorporation (Incorporated by reference to Exhibit 3.I from Form 10-K dated December 31, 2001)

3(ii) Bylaws (Incorporated by reference to Exhibit 3.II from Form 10-K dated December 31, 2001)

** 10.1 CECO Filters, Inc. Savings and Retirement Plan (Incorporated by reference to CECO's Annual Report on Form 10-K for the fiscal year ended December 31, 1990)

** 10.2 CECO Environmental Corp. 1997 Stock Option Plan and Amendment (Incorporated by reference to Exhibit 4 from Form S-8, Exhibit 4, filed March 24, 2000, of the Company)

10.3 Mortgage dated October 28, 1991 by CECO and the Montgomery County Industrial Development Corporation (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.4 Installment Sale Agreement dated October 28, 1991 between CECO and MCIDC (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.5 Consulting Agreement dated as of January 1, 1994 and effective as of July 1, 1994 between the Company and CECO Filters, Inc. (Incorporated by reference to Exhibit 10.1 to Form 10-QSB dated September 30, 1994 of the Company)

10.6 Kbd/Technic, Inc. Voting Trust Agreement, dated as of December 7, 1999, Richard J. Blum, trustee (Incorporated by reference to Exhibit 10.13 from the Company's Form 8-K filed December 22, 1999 with respect to event that occurred December 7, 1999)

** 10.7 Stock Option Agreement for Dennis W. Blazer dated December 13, 2004 (Incorporated by reference to Exhibit 10.50 from the Company's Form 10-K dated December 31, 2004)

** 10.8 Stock Option Agreement for Thomas J. Flaherty dated January 5, 2005 (Incorporated by reference to Exhibit 10.52 from the Company's Form 10-K dated December 31, 2004)

** 10.9 Stock Option Agreement for Donald A. Wright dated January 5, 2005 (Incorporated by reference to Exhibit 10.53 from the Company's Form 10-K dated December 31, 2004)

** 10.10 Stock Option Agreement for Ronald Krieg dated April 20, 2005 (Incorporated by reference to Exhibit 10.34 from the Company's Annual Report on Form 10-K dated December 31, 2005)

** 10.11 Stock Option Agreement for Arthur Cape dated May 25, 2005 (Incorporated by reference to Exhibit 10.35 from the Company's Annual Report on Form 10-K dated December 31, 2005)

10.12 Credit Agreement between the Company and its corporate affiliates and Fifth Third Bank dated December 29, 2005 (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated December 28, 2005)

** 10.13 Amended and Restated Employment Agreement between Richard J. Blum and the Company. (Incorporated by reference to Exhibit 10.37 from the Company's 10-K dated December 31, 2006)

** 10.14 Amended and Restated 2006 Executive Incentive Compensation Plan (Incorporated by reference to Exhibit 10.38 from the Company's 10-K dated December 31, 2006)

10.15 First Amendment to Credit Agreement among the Company, its corporate affiliates and Fifth Third Bank dated June 8, 2006 (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated June 8, 2006)

** 10.16 Amended and Restated Employment Agreement between David D. Blum and the Company. (Incorporated by reference to Exhibit 10.41 from the Company's 10-K dated December 31, 2006)

** 10.17 Stock Option Agreement of Ronald E. Krieg dated June 21, 2006 (Incorporated by reference to Exhibit 10.42 from the Company's 10-K dated December 31, 2006.)

** 10.18 Stock Option Agreement of Arthur Cape dated June 21, 2006 (Incorporated by reference to Exhibit 10.43 from the Company's 10-K dated December 31, 2006)

** 10.19 Stock Option Agreement of Donald A. Wright dated June 21, 2006 (Incorporated by reference to Exhibit 10.44 from the Company's 10-K dated December 31, 2006)

** 10.20 Stock Option Agreement of Thomas J. Flaherty dated June 21, 2006 (Incorporated by reference to Exhibit 10.45 from the Company's 10-K dated December 31, 2006)

** 10.21 Stock Option Agreement of Dennis W. Blazer dated June 21, 2006 (Incorporated by reference to Exhibit 10.46 from the Company's 10-K dated December 31, 2006)

10.22 Warrant Agreement between the Company and Icarus dated December 28, 2006. (Incorporated by reference to Exhibit 10.3 from the Company's Form 8-K dated December 28, 2006)

10.23 Second Amendment to Credit Agreement among the Company, its corporate affiliates and Fifth Third Bank dated February 27, 2007. (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated February 27, 2007)

** 10.24 Consulting Agreement between Icarus and the Company dated March 26, 2007 (Incorporated by reference to Exhibit 10.54 from the Company's Form 10-K dated December 31, 2006)

** 10.25 CECO Environmental Corp. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit B to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed on April 20, 2007)

** 10.26 Restricted Stock Award Agreement of Phillip DeZwirek dated July 2, 2007 (Incorporated by reference to Exhibit 10.1 from the Company's Form 10-Q dated September 30, 2007)

** 10.27 Restricted Stock Award Agreement of Dennis W. Blazer dated June 5, 2007 (Incorporated by reference to Exhibit 10.2 from the Company's Form 10-Q dated June 30, 2007)

** 10.28 Restricted Stock Award Agreement of Richard J. Blum dated June 5, 2007 (Incorporated by reference to Exhibit 10.3 from the Company's Form 10-Q dated June 30, 2007)

** 10.29 Restricted Stock Award Agreement of David D. Blum dated June 5, 2007 (Incorporated by reference to Exhibit 10.4 from the Company's Form 10-Q dated June 30, 2007)

** 10.30 Form of Restricted Stock Award Agreement. (Incorporated by reference to Exhibit 10.41 from the Company's Form 10-K for the year ended December 31, 2008)

10.31 Goodwill Purchase Agreement among the Company, GMD Acquisition Corp., and Gerald J. Reier dated October 31, 2007. (Incorporated by reference to Exhibit 2.2 from the Company's 8-K dated October 30, 2007)

10.32 Third Amendment to Credit Agreement dated February 29, 2008 (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 3, 2008)

10.33 Registration Rights Agreement dated February 29, 2008 (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K filed on March 3, 2008)

**10.34 Restricted Stock Award Agreement of David D. Blum dated May 21, 2009 (Incorporated by reference from Exhibit 10.9 of the Company's Quarterly Report on Form 10-Q filed on August 10, 2009)

**10.35 Restricted Stock Award Agreement of Richard J. Blum dated May 21, 2009 (Incorporated by reference from Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q filed on August 10, 2009)

**10.36 Restricted Stock Award Agreement of Dennis W. Blazer dated May 21, 2009 (Incorporated by reference from Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q filed on August 10, 2009)

10.37 Fourth Amendment to Credit Agreement dated August 1, 2008 (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 4, 2008)

10.38 Fifth Amendment to Credit Agreement dated December 30, 2008 (Incorporated by reference to Exhibit 10.38 of the Company's Form 10-K for the year ended December 31, 2008)

10.39 Sixth Amendment to Credit Agreement dated May 1, 2009, effective March 31, 2009 (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 7, 2009)

10.40 Fourth Amended and Restated Revolving Credit Promissory Note, effective date March 31, 2009 (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed May 7, 2009)

10.41 Amended and Restated Term Promissory Note effective date March 31, 2009 (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 7, 2009)

10.42 First Amendment to Subordinated Convertible Promissory Note dated February 13, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Quarterly Report on Form 10-Q filed May 11, 2009)

10.43 Second Amendment to Subordinated Convertible Promissory Note (Incorporated by reference to Exhibit 10.1 from the Company's Quarterly Report on Form 10-Q filed August 10, 2009)

10.44 Promissory Note dated May 15, 2009 (Incorporated by reference to Exhibit 10.5 from the Company's Quarterly Report on Form 10-Q filed August 10, 2009)

**10.45 CECO Environmental Corp. Employee Stock Purchase Plan (Incorporated by reference to Exhibit A to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed with the Security Exchange Commission on April 13, 2009)

**10.46 First Amendment to CECO Environmental Corp. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit B to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed with the Security Exchange Commission on April 13, 2009)

**10.47 Change in Control Agreement dated October 16, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed October 16, 2009)

10.48 Form of Investor Note (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed December 1, 2009)

10.49 Seventh Amendment to Credit Agreement dated August 17, 2009, effective May 15, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Quarterly Report on Form 10-Q filed November 9, 2009)

10.50 First Amendment to Promissory Note dated August 17, 2009, effective May 15, 2009 (Incorporated by reference to Exhibit 10.2 from the Company's Quarterly Report on Form 10-Q filed November 9, 2009)

10.51 First Amendment to Security Agreement dated August 17, 2009, effective May 15, 2009 (Incorporated by reference to Exhibit 10.3 from the Company's Quarterly Report on Form 10-Q filed November 9, 2009)

*10.52 Eighth Amendment to Credit Agreement dated November 26, 2009

10.53 Ninth Amendment to Credit Agreement dated February 12, 2010, effective December 31, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed February 19, 2010)

10.54 Fifth Amended and Restated Revolving Credit Promissory Note, effective date December 31, 2009 (Incorporated by reference to Exhibit 10.2 from the Company's Form 8-K filed February 19, 2010)

10.55 Amended and Restated Term Promissory Note, effective date December 31, 2009 (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on Form 8-K filed February 19, 2010)

* 21 Subsidiaries of the Company

* 23.1 Consent of BDO Seidman, LLP

* 31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer

* 31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer

* 32.1 Certification of Chief Executive Officer (18 U.S. Section 1350)

* 32.2 Certification of Chief Financial Officer (18 U.S. Section 1350)

---

* Filed herewith
** Management contracts or compensation plans or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECO ENVIRONMENTAL CORP.

By: /s/ JEFFREY LANG

Jeffrey Lang
Chief Executive Officer
Dated: March 29, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Principal Executive Officer

Signature	Date
/s/ JEFFREY LANG **Jeffrey Lang** **Chief Executive Officer**	March 29, 2010

Principal Financial and Accounting Officer

Signature	Date
/s/ DENNIS W. BLAZER **Dennis W. Blazer** **Vice President-Finance and Administration;** **Chief Financial Officer**	March 29, 2010
/s/ PHILLIP DEZWIREK **Philip DeZwirek** **Chairman of the Board, Director**	March 29, 2010
/s/ RICHARD J. BLUM **Richard J. Blum** **President, Director**	March 29, 2010
/s/ JASON DEZWIREK **Jason DeZwirek** **Director**	March 29, 2010
/s/ ARTHUR CAPE **Arthur Cape** **Director**	March 29, 2010
/s/ DONALD A. WRIGHT **Donald A. Wright** **Director**	March 29, 2010
/s/ THOMAS J. FLAHERTY **Thomas J. Flaherty** **Director**	March 29, 2010
/s/ RONALD E. KRIEG **Ronald E. Krieg** **Director**	March 29, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

CECO ENVIRONMENTAL CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CECO Environmental Corp.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheets of CECO Environmental Corp. as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CECO Environmental Corp. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, effective January 1, 2009, the Company retroactively changed its method of calculating basic and diluted net income (loss) per common share pursuant to revised guidance regarding whether instruments granted in share-based payment transactions are participating securities.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 29, 2010

CECO ENVIRONMENTAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	Dollars in thousands, except per share data	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,393	$ 1,147
Accounts receivable, net	23,751	38,360
Costs and estimated earnings in excess of billings on uncompleted contracts	10,681	10,985
Inventories, net	4,877	6,068
Prepaid expenses and other current assets	2,969	2,045
Current assets of discontinued operations	1,877	11,214
Total current assets	45,548	69,819
Property and equipment, net	11,362	12,123
Goodwill, net	14,591	31,116
Intangible assets—finite life, net	1,470	2,190
Intangible assets—indefinite life	3,209	3,165
Deferred income tax asset, net	348	—
Deferred charges and other assets	930	1,522
Non-current assets of discontinued operations	57	82
	$77,515	$120,017
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 836	$ 1,474
Accounts payable and accrued expenses	18,622	26,290
Billings in excess of costs and estimated earnings on uncompleted contracts	10,373	7,373
Accrued income taxes	—	2,402
Current liabilities of discontinued operations	648	7,437
Total current liabilities	30,479	44,976
Other liabilities	2,605	3,017
Debt, less current portion	1,871	21,111
Deferred income tax liability, net	—	2,311
Subordinated notes (including related parties notes of $3,800 and $4,089, respectively)	10,800	4,089
Total liabilities	45,755	75,504
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $.01 par value; 10,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized, 14,427,251 and 15,087,272 shares issued in 2009 and 2008, respectively	144	150
Capital in excess of par value	42,341	42,924
Accumulated (deficit) earnings	(8,348)	6,684
Accumulated other comprehensive loss	(2,021)	(3,303)
	32,116	46,455
Less treasury stock, at cost, 137,920 and 764,041 shares in 2009 and 2008, respectively	(356)	(1,942)
Total shareholders' equity	31,760	44,513
	$77,515	$120,017

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2009	2008
	Dollars in thousands, except per share data	
Net sales	$ 138,985	$ 183,249
Cost of sales	108,043	140,946
Gross profit	30,942	42,303
Selling and administrative	28,903	31,588
Amortization	759	1,551
Goodwill impairment	17,110	—
(Loss) income from operations	(15,830)	9,164
Other (expense) income	(760)	960
Interest expense (including related parties interest of $456 and $185, respectively)	(1,321)	(1,479)
(Loss) income from continuing operations before income taxes	(17,911)	8,645
Income tax (benefit) expense	(3,144)	2,969
Net (loss) income from continuing operations	(14,767)	5,676
Net loss from discontinued operations (see Note 19), net of tax	(265)	(666)
Net (loss) income	$ (15,032)	$ 5,010
Per share data:		
Basic net (loss) income from continuing operations	$ (1.04)	$ .39
Basic net loss from discontinued operations	(.02)	(.05)
Basic net (loss) income	$ (1.06)	$ .34
Diluted net (loss) income from continuing operations	$ (1.04)	$ .34
Diluted net loss from discontinued operations	(.02)	(.04)
Diluted net (loss) income	$ (1.06)	$ .30
Weighted average number of common shares outstanding:		
Basic	14,221,095	14,766,250
Diluted	14,221,095	15,405,221

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Capital in excess of	Accum. (Deficit)	Accum. Other Comp.	Treasury Stock			Total Comp. (Loss)
	Shares	Amount	par value	Earnings	Loss	Shares	Amount	Total	Income
Balance January 1, 2008	14,927	$149	$40,796	$ 1,674	$(1,337)	(138)	$ (356)	$ 40,926	
Net income for the year ended December 31, 2008				5,010				5,010	$ 5,010
Exercise of options	12		42					42	
Issued due to acquisition	99	1	897					898	
Issuance of restricted stock	49								
Share based compensation earned			1,189					1,189	
Purchase of treasury shares						(626)	(1,586)	(1,586)	
Other comp. income (loss):									
Adjustment for minimum pension/post retirement liability, net of tax of $(431)					(646)			(646)	(646)
Translation loss					(1,320)			(1,320)	(1,320)
Balance December 31, 2008	15,087	150	42,924	6,684	(3,303)	(764)	(1,942)	44,513	$ 3,044
Net loss for the year ended December 31, 2009				(15,032)				(15,032)	$(15,032)
Share based compensation earned	(34)	—	997					997	
Retirement of treasury shares	(626)	(6)	(1,580)			626	1,586	—	
Other comp. income (loss):									
Adjustment for minimum pension/post retirement liability, net of tax of $192					288			288	288
Translation gain					994			994	994
Balance December 31, 2009	14,427	$144	$42,341	$ (8,348)	$(2,021)	(138)	$ (356)	$ 31,760	$(13,750)

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss in shareholders' equity:

Dollars in thousands	Translation (loss) gain	Minimum pension/post retirement liability adjustment	Accumulated other comprehensive loss
January 1, 2008	$ (3)	$(1,334)	$(1,337)
2008 activity	(1,320)	(646)	(1,966)
Balance December 31, 2008	(1,323)	(1,980)	(3,303)
2009 activity	994	288	1,282
Balance December 31, 2009	$ (329)	$(1,692)	$(2,021)

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2009	2008
	Dollars in thousands	
Cash flows from operating activities:		
Net (loss) income	$(15,032)	$ 5,010
Net loss from discontinued operations	(265)	(666)
Net (loss) income from continuing operations	(14,767)	5,676
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	2,519	3,156
Non cash interest expense included in net (loss) income	30	85
Non cash loss (gain) on remeasurement of subordinated debt	480	(795)
Non cash gain on forfeit of land sale deposit included in net loss	(175)	—
Non cash loss from disposal of fixed assets	—	84
Non cash loss on goodwill impairment	17,110	—
Share based compensation expense	997	1,189
Bad debt expense	491	183
Deferred income tax (benefit) expense	(2,848)	265
Changes in operating assets and liabilities, net of acquisitions:		
Accounts receivable	14,118	(4,163)
Inventories	1,191	4,170
Costs and estimated earnings in excess of billings on uncompleted contracts	304	(4,395)
Prepaid expenses and other current assets	(928)	1,851
Deferred charges and other assets	562	189
Accounts payable and accrued expenses	(7,527)	(2,675)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,000	158
Accrued income taxes	(2,402)	2,057
Other liabilities	429	(1,358)
Net cash provided by continuing operating activities	12,584	5,677
Net cash provided by (used in) discontinued operating activities	2,308	(570)
Net cash provided by operating activities	14,892	5,107
Cash flows from investing activities:		
Acquisitions of property and equipment	(999)	(2,209)
Net cash paid for acquisitions	—	(23,535)
Net cash used in continuing operating activities	(999)	(25,744)
Net cash used in discontinued operating activities	—	(40)
Net cash used in investing activities	(999)	(25,784)
Cash flows from financing activities:		
Net (repayments) borrowings on revolving credit line	(17,878)	13,629
Proceeds from exercise of stock options	—	43
Purchase of treasury shares	—	(1,586)
Subordinated debt borrowings	13,800	4,884
Subordinated debt repayments	(7,569)	—
Proceeds from term debt	—	5,000
Repayments of term debt	(2,000)	(750)
Net cash (used in) provided by financing activities	(13,647)	21,220
Net increase in cash and cash equivalents	246	543
Cash and cash equivalents at beginning of year	1,147	604
Cash and cash equivalents at end of year	$ 1,393	$ 1,147
Supplemental Schedule of Non-Cash Activities:		
Stock based consideration for acquisition	$ —	$ 898
Addition to goodwill through earn-out payable	$ —	$ 59

CECO ENVIRONMENTAL CORP.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2009	2008
	Dollars in thousands	
Cash paid (received) during the year for:		
Interest	$1,412	$1,197
Income taxes	$2,433	$ (429)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business—The principal business of CECO Environmental Corp. and its subsidiaries (the "Company") is to provide innovative solutions to industrial ventilation and air quality problems through dust, mist and fume control systems and particle and chemical technologies to industrial and commercial customers, primarily in the United States.

Principles of consolidation—Our consolidated financial statements include the accounts of the following subsidiaries:

	% Owned As Of December 31, 2008
CECO Group, Inc. ("Group")	100%
CECO Filters, Inc. and Subsidiaries ("CFI")	99%
The Kirk & Blum Manufacturing Company ("K&B")	100%
kbd/Technic, Inc ("kbd")	100%
CECO Abatement Systems, Inc ("CAS")	100%
CECOaire, Inc ("CAI")	100%
H.M. White, Inc. ("White")	100%
EFFOX, Inc. ("Effox")	100%
GMD Environmental Technologies, Inc. ("GMD")	100%
Fisher-Klosterman, Inc. ("FKI")	100%
Flextor, Inc. ("Flextor")	100%

CFI includes two wholly owned subsidiaries, New Busch Co., Inc. ("Busch") and CECO Filters India Private Limited. Non-controlling interest in CFI is not material. FKI includes the wholly owned subsidiary, A.V.C., Inc. ("A.V.C.").

During 2009, the Company discontinued the operations of its subsidiary, H.M. White, Inc. ("H.M. White"). The Company terminated its facility lease in Detroit, Michigan, and all property and equipment held by H.M. White was sold at net book value to its former owner as of January 1, 2010. In accordance with the provisions of FASB ASC Subtopic 205-20, the results of H.M. White are presented as discontinued operations for all periods in the consolidated financial statements. The Company did not allocate general corporate interest expense to H.M. White – see Footnote 19 for additional details.

All intercompany balances and transactions have been eliminated.

Business Segment Information—Our structure and operational integration results in four operating segments that collectively focus on engineering, designing, building and installing systems that remove airborne contaminants from industrial facilities, as well as equipment that controls emissions from such facilities. However, our operating segments qualify for aggregation, and accordingly the consolidated financial statements herein reflect the operating results of our single reportable segment.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents—We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable—Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date unless otherwise determined by specific contract, generally due to retainage provisions. The Company's estimate of the allowance for doubtful accounts for trade receivables is primarily determined based upon the length of time that the receivables are past due. In addition, management estimates are used to determine probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions. The Company has a series of actions that occur based upon the aging of past due trade receivables, including letters, statements, direct customer contact and liens. Accounts are deemed uncollectible based on past account experience and current account financial condition.

Inventories—The Company's inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) inventory costing method.

Property and equipment— Property and equipment are stated at cost and reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the estimated fair value.

Intangible assets—Indefinite life intangible assets are comprised of tradenames, while finite life intangible assets are comprised of patents, backlog, customer lists and employment contracts. Finite life intangible assets are amortized on a straight line basis over their estimated useful lives of 17 years for patents, 12 to 18 months for backlog, 5 years for customer lists and 3 years for employment contracts.

For all amortizable intangible assets, if any events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows. The Company also evaluates the remaining useful life of each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

As required by current accounting rules, we ceased amortization of indefinite life intangible assets effective January 1, 2002 and now complete an annual (or more often if circumstances require) impairment assessment. In performing this assessment, the carrying value of the asset is considered impaired if the fair value is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value.

Goodwill—As required by current accounting rules, we ceased amortization of goodwill effective January 1, 2002 and now complete an annual (or more often if circumstances require) impairment assessment on a reporting unit level. For management purposes, the Company is organized into four divisions, including a contracting division, an equipment division, a component and parts division and an engineering and design division. Each of these divisions meets the criteria for treatment as an operating segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our impairment analysis.

In performing the goodwill impairment assessment, the carrying values of the Company's reporting units are compared to their estimated fair values, as calculated by the discounted cash flow method. If the estimated fair value of a reporting unit is less than its carrying value, an impairment charge is recorded for the amount by which the carrying value of the goodwill exceeds its calculated implied fair value.

Deferred charges—Deferred charges primarily represent deferred financing costs, which are amortized to interest expense over the life of the related loan. Amortization expense was $95,000 and $85,000 for 2009 and 2008, respectively.

Financial Instruments—All derivative instruments, including those embedded in other contracts are recognized as either assets or liabilities and those financial instruments are measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. We are exposed to market risk from changes in interest rates. Our policy is to manage interest rate costs using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, we may enter into interest rate swaps or other hedge type arrangements, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We do not use derivative instruments for speculative purposes. We currently have no interest rate swap agreements.

Revenue recognition—Revenues from contracts, representing the majority of our revenues, are recognized on the percentage of completion method, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract. This method is used because management considers contract costs to be the best available measure of progress on these contracts. Our remaining revenues are recognized when risk and title passes to the customer, which is generally upon shipment of product.

The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. We provided for estimated losses on uncompleted contracts of $30,000 and $3,000 at December 31, 2009 and 2008, respectively.

Cost of sales—Cost of sales amounts include materials, direct labor and associated benefits, inbound freight charges, purchasing and receiving, inspection, warehousing, internal transfer costs and depreciation. Customer freight charges are included in sales and actual freight expenses are included in cost of sales.

Claims—Change orders arise when the scope of the original project is modified for a variety of reasons. The Company will negotiate the extent of the modifications, their expected costs and recovery with the customer.

Costs related to change orders are recognized in the period they are incurred and added to the expected total cost of the project. To the extent such costs are probable of being recovered from the customer, estimated total contract revenues are also adjusted up to the amount of change order costs incurred. In cases where contract revenues are assured beyond a reasonable doubt to be increased in excess of the expected costs of the change order, incremental profit also is recognized on the contract. Such assurance is generally only achieved when the customer approves in writing the scope and pricing of the change order. Change orders that are in dispute are effectively handled as claims.

Claims are amounts in excess of the agreed contract price that the Company seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price. Costs attributable to claims are treated as contract costs as incurred.

The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. In such circumstances revenues are recognized only to the extent of the cost with no increase in the estimated profit margin and no additional profit is recognized until such time as the customer or other parties agree in writing to the amount of the claim to be recovered by the Company. At that point, the amount of the claim becomes contractual and is accounted for as an increase in the contract's total estimated revenue and estimated cost. As actual costs are incurred and revenues are recognized under percentage-of-completion accounting, a corresponding percentage of the revised total estimated profit will therefore be recognized.

Should it become probable that the claim will not result in additional contract revenue, the Company removes the related contract revenues from its previous estimate of total revenues, which effectively reduces the estimated profit margin on the job and negatively impacts profit for the period.

Pre-contract costs—Pre-contract costs are not significant. The Company expenses all pre-contract costs as incurred regardless of whether or not the bids are successful. A majority of our business is obtained through a bidding process and this activity is on-going with multiple bids in process at any one time. These costs consist primarily of engineering, sales and project manager wages, fringes and general corporate overhead and it is deemed impractical to track activities related to any one specific contract.

Selling and administrative expenses—Selling and administrative expenses include sales and administrative wages and associated benefits, selling and office expenses, bad debt expense, changes in life insurance cash surrender value and depreciation. Selling and administrative expenses are charged to expense as incurred.

Sales Taxes—The Company records taxes collected from customers and remitted to governmental authorities on a net basis in the Consolidated Statements of Operations on the Cost of Sales line.

Product Warranties—The Company's warranty reserve is to cover the products sold and is principally at our Effox subsidiary. The warranty accrual is based on historical claims information. The warranty reserve is reviewed and adjusted as necessary on a quarterly basis. Warranty accrual is not significant at the Company's other operations due to the nature of the work which includes installation and testing. The change in accrued warranty expense is summarized in the following table:

$ in thousands	2009	2008
Beginning balance	$ 574	$ 605
Provision	335	148
Payments	(413)	(256)
Acquisition	—	77
Ending balance	$ 496	$ 574

Advertising costs—Advertising costs are charged to operations in the year incurred and totaled $606,000 and $940,000 in 2009 and 2008, respectively.

Research and development—Research and development costs are charged to expense as incurred. The amounts charged to operations were $22,000 and $50,000 in 2009 and 2008, respectively.

Income taxes—Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share—The number of shares outstanding for calculation of earnings (loss) per share ("EPS") is as follows:

	2009	2008
Weighted-average shares outstanding-basic	14,221,095	14,766,250
Effect of potentially dilutive securities	—	(638,971)
Weighted-average shares outstanding-diluted	14,221,095	15,405,221

Options and warrants to purchase 3.6 million and 1.1 million shares as of December 31, 2009 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share due to their having an anti-dilutive effect. Pursuant to the if converted method, diluted earnings per share for 2008 includes a $372,000 after tax addback of interest expense related to the assumed conversion of the convertible Subdebt Note described in Note 10.

For purposes of computing basic earnings (loss) per share, unvested restricted stock awards were not included in the denominator. For purposes of computing diluted earnings (loss) per share, unvested restricted stock awards that vest solely on the basis of a service condition are included in the denominator using the treasury stock method if the result would be dilutive. Unvested restricted stock awards that vest upon meeting certain performance conditions were not included in the computation of diluted earnings (loss) per share in either year as none of the performance conditions had been met as of year-end. If attainment of the performance conditions had been probable or had been met, the additional shares would have been considered to be outstanding for the purpose of computing diluted EPS if the effect was dilutive.

Holders of restricted stock awards participate in nonforfeitable dividend rights on a one-for-one basis with holders of common stock. Holders of these awards are not obligated to share in losses of the Company. Therefore, these share awards are included in the computation of basic earnings (loss) per share during periods of net income using the two-class method, but are excluded from such computation in periods of net loss. Should the Company declare a dividend on its common stock, the related dividend on shares of unvested restricted stock that are not expected to vest would be recorded as additional compensation expense and therefore excluded from the two-class method computations; however, no such dividends have been declared to date. Undistributed earnings included in the two-class method computations are allocated equally to each share of common stock outstanding, including all shares of unvested restricted common shares.

Due to the net loss incurred for the three and twelve month periods ended December 31, 2009, unvested restricted stock awards were excluded from the computation of basic and diluted earnings (loss) per share.

Once a restricted stock award vests, it is included in the computation of weighted average shares outstanding for purposes of basic and diluted earnings (loss) per share.

Foreign Currency—Assets and liabilities of foreign operations are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income/(loss) as a component of shareholders' equity.

A transaction (loss)/gain of ($734,000) and $920,000 were recognized by the Company in 2009 and 2008, respectively, principally due to the translation of a $5 million subordinated note denominated in Canadian dollars and a $3 million subordinated note payable in Canadian dollars both due to a related party. The transaction (loss)/ gain is recorded on the "Other (expense) income" line of the Statement of Operations. Additional details on the subordinated notes are provided in Note 10.

Reclassifications—Certain prior year amounts have been reclassified in order to conform to the current year presentation.

New Financial Accounting Pronouncements Adopted

ASC 825—In April 2009, the FASB issued ASC 825-10-65-1 "Transition Related to FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments," which enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This guidance is effective for interim and annual periods ended after June 15, 2009, with early adoption permitted for interim and annual periods ended after March 15, 2009 subject to certain restrictions. The Company did not elect early adoption in the quarter ended March 31, 2009 and, therefore, began applying the provisions of this guidance for the quarter ended June 30, 2009.

ASC 805—In December 2007, the FASB issued transition guidance ASC 805-10-65-1, "Transition Related to FASB Statement No. 141 (revised 2007), Business Combinations." This guidance defines the acquirer in a business combination as the entity that obtains control of one or more businesses, and establishes the acquisition date as the date the acquirer achieves this control. This statement also refines the application of the purchase method by requiring the acquirer to recognize assets acquired and liabilities assumed at fair value and replacing the cost-allocation process previously required. Furthermore, acquisition-related costs and restructuring costs that are expected but not obligatory are required to be recognized separately from the business combination. This guidance is effective prospectively for business combinations with acquisition dates on or after January 1, 2009. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of adoption. However, management believes this statement could have a material impact on the Company's future financial statements depending on its acquisition plans.

ASC 805—In April 2009, the FASB amended its guidance related to the accounting for assets and liabilities arising from contingencies in a business combination. The amended guidance requires that an asset or a liability arising from a contingency in a business combination be recognized at fair value if fair value can be reasonably determined and provides guidance on how to make that determination. If the fair value of an asset or liability cannot be reasonably determined, an asset or liability is to be recognized at the amount that would be recognized in accordance with ASC 450, "Contingencies" for liabilities and an amount using similar criteria for assets. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the adoption of this guidance. However, management believes this statement could have a material impact on the Company's future financial statements depending on its acquisition plans.

ASC 815—During June 2008, the FASB issued 815-10-65-3, "Transition Related to EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock", which became effective for the Company on January 1, 2009. This guidance addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in ASC 815, "Derivatives and Hedging". If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under ASC 815 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in shareholders' equity (or would be classified in shareholders' equity if it were a freestanding instrument). Other applicable authoritative accounting literature provides guidance for determining whether an instrument (or an embedded feature) is classified in shareholders' equity (or would be classified in shareholders' equity if it were a freestanding instrument). This guidance did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows upon its effective date.

ASC 350—In April 2008, the FASB issued ASC 350-30-65-1, "Transition Related to FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets." ASC 350-30-65-1 provides guidance on the determination of useful lives of intangible assets. For intangible assets acquired after the effective date, a company is not required to consider renewal or extension at substantial cost or with material modification of existing terms to be factors that limit the useful life of the asset. Rather the Company must consider its own historical experience in renewing or extending similar arrangements. This guidance became effective on January 1, 2009 and did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

ASC 260—In June 2008, the FASB issued ASC 260-10-65-2 "Transition Related to FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This guidance concludes that non-vested shares with non-forfeitable dividend rights are considered participating securities and, thus, subject to the two-class method pursuant to ASC 260, "Earnings per Share", when computing basic and diluted EPS. This guidance became effective for the Company on January 1, 2009. Because the Company's Restricted Share awards (none of which were issued until 2008) contain non-forfeitable dividend rights, the provisions of this guidance must be applied. Upon adoption, the Company was required to adjust all prior period EPS data on a retrospective basis to conform with the provisions of this guidance. Due to the net loss incurred for the year ended December 31, 2009, the Company's basic and diluted weighted average shares outstanding and loss per share were not affected by the adoption of this FSP. The impact on basic and diluted weighted average shares outstanding for the year ended December 31, 2008 is as follows:

	Basic Weighted Average Common Shares Outstanding		Diluted Weighted Average Common Shares Outstanding	
	Previously Reported	Adjusted upon adoption of FSP EITF 03-6-1	Previously Reported	Adjusted upon adoption of FSP EITF 03-6-1
Quarter ended December 31, 2008	14,243,221	14,370,871	15,242,537	15,370,187
Year ended December 31, 2008	14,633,209	14,766,250	15,275,690	15,405,221

ASC 820—Effective January 1, 2008, the Company partially adopted ASC 820, "Fair Value Measurements and Disclosures". ASC 820 applies to most current accounting rules requiring or permitting fair value measurements. ASC 820 provides a framework for measuring fair value and requires expanded disclosures about fair value methods and inputs by establishing a hierarchy for ranking the quality and reliability of the information used by management to measure and report amounts at fair value.

The Company had only partially applied the provisions of ASC 820 as management elected the deferral provisions of ASC 820-10-65-1, "Transition Related to FASB Staff Position FAS 157-2" as it applies to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820-10- 65-1 delayed the effective date of ASC 820 for non-financial assets and liabilities which are not measured at fair value on a recurring basis (at least annually) until January 1, 2009 for the Company. The major categories of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis include certain amounts of property and equipment, intangibles and goodwill reported at fair value as a result of impairment testing, and certain other assets, liabilities and equity instruments recognized as a result of prior business combinations. There was no impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the adoption of ASC 820 for non-financial assets and liabilities.

ASC 105—In June 2009, the FASB issued ASC 105-10-65, "Transition Related to FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." The Accounting Standards Codification will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles, superseding existing accounting literature. While not intended to change U.S. GAAP, the ASC significantly changes the way in which accounting literature is organized. This guidance is effective for interim or annual reporting periods ended after September 15, 2009. The adoption of this guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows. However, because the Codification completely replaces existing standards, it affects the way U.S. GAAP is disclosed in our consolidated financial statements.

ASC 715—In December 2008, the FASB issued ASC 715-20-65-2, "Transition Related to FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets". ASC 715-20-65-2 amends ASC 715, Compensation—Retirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosure requirements addressed by ASC 715-20-65-2 provide for greater transparency surrounding the types of assets and associated risks in a plan, events in the economy and markets that could have a significant effect on the value of plan assets, and information about fair value measurements similar to those required by ASC 715. This guidance became effective for the Company for the fiscal year ended December 31, 2009. The adoption of this guidance did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements

ASC 605-25—In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13 for updated revenue recognition guidance under the provisions of ASC 605-25, "Multiple-Element Arrangements". The previous guidance has been retained for criteria to determine when delivered items in a multiple-deliverable arrangements should be considered separate units of accounting, however the updated guidance removes the previous separation criterion that objective and reliable evidence of fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. This guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 820—In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements." This guidance amends Subtopic 820-10 to require new disclosures and clarify existing disclosures. This guidance requires new disclosures of amounts and reasons for significant transfers between Level 1 and Level 2 fair value measurements. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), separate presentation of information about purchases, sales, issuances and settlements is required. The guidance clarifies that fair value measurement disclosures for each class of assets and liabilities may constitute a subset of assets and liabilities within a line item on a reporting entity's balance sheet. The guidance also clarifies disclosure requirements about inputs and valuation techniques for both recurring and nonrecurring fair value measurements (Level 2 or Level 3). The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, including interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

2. Financial Instruments

Our financial instruments consist primarily of investments in cash and cash equivalents, receivables and certain other assets and accounts payable. The carrying values of these financial instruments approximate fair value at December 31, 2009, due to their short term nature.

Most of the debt obligations fair value approximate their reported carrying amounts based on future payments discounted at current interest rates for similar obligations or interest rates which fluctuate with the market.

Concentrations of credit risk:

Financial instruments that potentially subject us to credit risk consist principally of cash and accounts receivable. We maintain cash and cash equivalents with various major financial institutions. We perform periodic evaluations of the financial institutions in which our cash is invested. Concentrations of credit risk with respect to trade and contract receivables are limited due to the large number of customers and various geographic areas. Additionally, we perform ongoing credit evaluations of our customers' financial condition.

3. Accounts Receivable

$ in thousands	2009	2008
Trade receivables	$ 2,672	$ 3,055
Contract receivables	21,555	35,602
Allowance for doubtful accounts	(476)	(297)
	$23,751	$38,360

Balances billed, but not paid by customers under retainage provisions in contracts, amounted to approximately $797,000 and $1,419,000 at December 31, 2009 and 2008, respectively. Retainage receivables on contracts in progress are generally collected within a year after contract completion.

Provision for doubtful accounts was approximately $491,000 and $183,000 during 2009 and 2008, respectively, while accounts charged to the allowance were $312,000 and $221,000 during 2009 and 2008, respectively.

4. Costs and Estimated Earnings on Uncompleted Contracts

$ in thousands	2009	2008
Costs incurred on uncompleted contracts	$ 74,908	$ 101,219
Estimated earnings	16,897	24,381
	91,805	125,600
Less billings to date	(91,497)	(121,988)
	$ 308	$ 3,612
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 10,681	$ 10,985
Billings in excess of costs and estimated earnings on uncompleted contracts	(10,373)	(7,373)
	$ 308	$ 3,612

5. Inventories

$ in thousands	2009	2008
Raw material and subassemblies	$3,322	$4,187
Finished goods	1,044	916
Parts for resale	566	965
Obsolescence allowance	(55)	—
	$4,877	$6,068

Amounts credited to the allowance for obsolete inventory and charged to cost of sales amounted to $55,000 and $0 during 2009 and 2008, respectively. Items charged to the allowance for inventory recoveries were $0 and $10 during 2009 and 2008, respectively.

6. Property and Equipment

$ in thousands	2009	2008
Land	$ 1,460	$ 1,460
Building and improvements	5,745	5,612
Machinery and equipment	17,882	16,923
	25,087	23,995
Less accumulated depreciation	(13,725)	(11,872)
	$ 11,362	$ 12,123

Depreciation expense was $1.8 million and $1.6 million for 2009 and 2008, respectively.

7. Goodwill and Intangible Assets

$ in thousands	December 31, 2009		December 31, 2008	
Goodwill / Tradename	Goodwill	Tradename	Goodwill	Tradename
Beginning balance	$ 31,116	$3,165	$14,761	$2,095
Acquisitions	—	—	17,039	1,122
Impairment	(17,110)	—	—	—
Foreign currency adjustments	585	44	(684)	(52)
	$ 14,591	$3,209	$31,116	$3,165

The Company's 2009 annual evaluation for goodwill impairment indicated an impairment of the goodwill for four of the Company's reporting units. As a result, the Company estimated the implied fair value of the goodwill of these reporting units compared to carrying amounts and recorded total impairment charges of $17.1 million to impair a portion of the goodwill recorded on these reporting units. The decrease in the fair value of the reporting units was due to deteriorating market conditions resulting from the global economic downturn. No impairment of goodwill was identified related to the Company's other reporting units.

Of the Company's remaining goodwill balance of $14.6 million, $3.7 million relates to a reporting unit that had an estimated fair value approximately 37% higher than its carrying value. The remaining goodwill of $10.9

million relates to two reporting units that were partially impaired during 2009 so any adverse change in estimated fair value of these reporting units could lead to additional impairment in the future. However, management believes that the forecasted cash flows used to determine the 2009 impairment of the goodwill of these two reporting units, while subject to some uncertainty, are achievable without requiring significant new business or operating cost reductions.

In addition, 2009 was the first time any goodwill impairment was recorded. As of December 31, 2009, the Company has an aggregate amount of goodwill acquired of $31.7 million and an aggregate amount of impairment losses recognized of $17.1 million.

The fair value measurement method used in the Company's impairment analysis utilizes a number of significant unobservable inputs or Level 3 assumptions. These assumptions include, among others, projections of our future operating results, the implied fair value of these assets using an income approach by preparing a discounted cash flow analysis and other subjective assumptions.

$ in thousands Intangible assets—finite life	December 31, 2009		December 31, 2008	
	Cost	Accum. Amort.	Cost	Accum. Amort
Patents	$1,412	$1,024	$1,412	$ 932
Backlog	592	592	1,451	1,249
Customer lists	1,644	685	1,595	352
Employment contracts	420	305	410	163
Other	130	122	111	93
	$4,198	$2,728	$4,979	$2,789

Finite life intangible assets are amortized on a straight-line basis over their estimated useful lives of 17 years for patents, 12 to 18 months for backlog, 5 years for customer lists and 3 years for employment contracts. Amortization expense of finite life intangible assets was $759,000 and $1,551,000 for 2009 and 2008, respectively. Amortization over the next five years for finite life intangibles is $494,000 in 2010, $424,000 in 2011, $316,000 in 2012, $130,000 in 2013 and $69,000 in 2014. The weighted average remaining amortization period at December 31, 2009 is 2.5 years.

8. Accounts Payable and Accrued Expenses

$ in thousands	2009	2008
Trade accounts payable	$11,235	$16,355
Compensation and related benefits	1,535	3,478
Accrued interest	223	422
Subcontractor accrued expenses	2,434	2,266
Other accrued expenses	3,195	3,769
	$18,622	$26,290

9. Debt

$ in thousands	2009	2008
Bank credit facility	$2,707	$22,585
Less current portion	(836)	(1,474)
	$1,871	$21,111

We entered into our current credit facility ("the Bank Facility") on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on various dates and fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility.

On May 1, 2009, the Company entered into a Sixth Amendment to the Bank Facility effective as of March 31, 2009. The Sixth Amendment amends the Bank Facility to extend the termination date of the line of credit from January 31, 2010 to April 1, 2011, make certain changes to the interest rates applicable to the obligations under the Bank Facility, including the implementation of a daily reset, one-month LIBOR-based rate and the unavailability of a prime-based rate except in certain circumstances, which results in an increase of the borrowing rates by one percent, consent to a one-time payment of principal on the Subordinated Convertible Promissory Note of Icarus Investment Corp., ("Icarus") in an amount not to exceed $3.0 million and consent to an extension fee of CAD $38,000 payable to Icarus.

On August 17, 2009, the Company entered into a Seventh Amendment to Credit Agreement to the Bank Facility, effective as of May 15, 2009. The Seventh Amendment incorporates the Note (as described below) as permitted subordinated debt, and permits prepayments under the Note so long as the Company is not in default under the Bank Facility.

On November 26, 2009, the Company entered into an Eighth Amendment to Credit Agreement to the Bank Facility effective as of November 26, 2009. The Eighth amendment obtained the Bank's consent to subordinated loans, in an aggregate amount not to exceed $11.4 million to be made by subordinated creditors to the Company and consent to the payment in full of the subordinated debt outstanding on the amendment date, in an aggregate amount equal to $4.5 million, to be made by the Company to Icarus on the amendment date.

On February 12, 2010, the Company entered into a Ninth Amendment to Credit Agreement to the Bank Facility effective as of December 31, 2009. The Ninth Amendment decreased the maximum loan commitment from $30.0 million to $20.0 million, decreased the monthly required term loan payment from $83,333 to $26,886 and increased the minimum fixed charge coverage ratio financial covenant from 1.25:1.0 to 2.5:1.0, and permitted the addition of $6.3 million of net funding received from the private placement of subordinated debt to the adjusted EBITDA calculation used in the financial covenants.

As of December 31, 2009 and 2008, the amounts outstanding on the Bank Facility revolver were $0 and $17.9 million, respectively. As of December 31, 2009, the maximum loan commitment amount is $20 million, including letters of credit, limited to a borrowing base amount computed as 70% of eligible accounts receivable plus 50% of eligible inventories. Interest on the revolver is charged at the prime rate or the LIBOR rate plus 2%. For 2009 and 2008, the weighted average interest rate under the revolver was 3.3% and 5.1%, respectively.

The amounts outstanding on the Bank Facility term loans as of December 31, 2009 and 2008 were $2.3 million and $4.3 million, respectively. Interest on the term loans is charged at the prime rate or the LIBOR rate plus 2%. For 2009 and 2008, the weighted average interest rate under the term loans was 3.5% and 5.0%, respectively.

Terms of the Bank Facility, as amended, include financial covenants which require compliance including at December 31, 2009 and each quarter through March 31, 2011. The maximum capital expenditures financial covenant is $2,500,000 per year. The minimum Fixed Charge Coverage Ratio is 2.5:1.0 for each quarter through the quarter ended June 30, 2010 and 1.25:1.0 thereafter. The maximum funded debt to EBITDA covenant is 3.0:1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility. As of December 31, 2009, we were well in compliance with all related financial and other restrictive covenants, and expect continued compliance.

As of December 31, 2009 and 2008, the amount outstanding on a credit line included in a separate agreement was $457,000 and $474,000, respectively. Interest on this credit line is charged at the prime rate or the LIBOR rate plus 2%. For 2009 and 2008, the weighted average interest rate under this credit line was 2.90% and 4.95%, respectively. The terms of this credit line do not include any financial or other restrictive covenants.

As of December 31, 2009, maturities of all long-term bank debt are estimated as follows:

December 31,	$ in thousands
2010	$ 836
2011	$1,871

Our property and equipment, accounts receivable, investments and inventory serve as collateral for our bank debt. Our debt agreements contain customary covenants and events of default.

10. Subordinated Notes

On August 14, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Convertible Subdebt Note") in the amount of Canadian $5.0 million to Icarus, which is controlled by Phillip DeZwirek, our Chairman and former Chief Executive Officer, and Jason DeZwirek, our Secretary and one of our Directors. The Convertible Subdebt Note provided for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. The outstanding principal and accrued interest under the Convertible Subdebt Note was convertible at any time, into common stock of the Company at a per share price of $4.75 which was the closing bid price immediately preceding the issuance of the Convertible Subdebt Note. The Convertible Subdebt Note was amended in February 2009 to provide for interest payments to be payable monthly, instead of semi-annually, subject to the Subordination Agreement between Fifth Third Bank and Icarus. The Convertible Subdebt Note was further amended on May 1, 2009 to extend its maturity date to October 1, 2011 from July 31, 2010. Fees of Canadian $38,000 were paid for this amendment and were being deferred and amortized over the remaining term of the Convertible Subdebt Note. We repaid Canadian $3.7 million under the Convertible Subdebt Note on March 31, 2009 and fully repaid the outstanding balance of $1.2 million on November 26, 2009. Foreign exchange translation losses of $37,000 and $121,000 were recognized during the three and the twelve months ended December 31, 2009, respectively, as other expense. Foreign exchange translation gains of $727,000 and $795,000 were recognized during the three and twelve months ended December 31, 2008, respectively, as other income.

On May 15, 2009, the Company issued a Promissory Note ("Note") to Icarus in the amount of $3.0 million. The Note, which was subordinated to the Company's Bank Facility, bore interest at 12% per annum with interest payable monthly. The maturity date of the note was the earlier of May 15, 2012 or six months after repayment of the Bank Facility. At the option of Icarus, the note was repayable in Canadian funds with a stated conversion rate of 1.1789, or CAD $3.5 million, representing the conversion rate at the issuance date of the Note. In accordance with ASC 815 "Derivatives and Hedging", this option has been bifurcated and recorded at fair value. Gains and losses resulting from the revaluation of this liability are included in other income (expense) in the consolidated statements of operations and were losses of $103,000 for the quarter and $359,008 for the year ended December 31, 2009, respectively. The Note and accrued interest was fully repaid on November 26, 2009 in the amount of $3.3 million.

On November 26, 2009, the Company issued $10.8 million principal amount subordinated convertible promissory notes to a group of investors (the "Investor Notes"). Interest accrues under the Investor Notes at the annual rate of 6% and is payable as of the end of each calendar quarter. The Company used the proceeds of the Investor Notes to repay all of its previously existing subordinated debt in the amount of approximately $4.5 million, which debt was accruing interest at rates between 11-12%. The balance of the proceeds will be used for general working capital. The group of investors includes Icarus ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock.

The Investor Notes are due on November 26, 2014 and are not repayable prior to maturity except upon a change of control, or upon the consent of the holder. The outstanding principal amount of the Investor Notes or any portion thereof, but not the interest, is convertible at the holder's option, at any time after the issuance Investor Notes at a conversion price of $4.00 per share such price being greater than the Company's share price at the date of the Investor Note agreement. Following three years from the date of the Investor Notes, if the closing price of the common stock of the Company is greater than $8.00 for five consecutive days, the Company can cause conversion of the Investor Notes.

The Investor Notes are secured by a second lien on the Company and its U.S. subsidiaries' assets, which lien is subordinate to Fifth Third Bank. The outstanding balance of the Investor Notes at December 31, 2009, was $10.8 million.

11. Shareholders' Equity

Share-Based Compensation

The 2007 Equity Incentive Plan (the "2007 Plan") was approved by shareholders on May 23, 2007 and replaced the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan remains in effect solely for the purpose of the continued administration of the options outstanding under the 1997 Plan. The plans are administered by the Compensation Committee (the "Committee") of the Board of Directors. Like the 1997 Plan, the 2007 Plan permits the granting of stock options and awards which are granted at a price equal to or greater than the fair market value of the Company's common stock at the date of grant. Generally, stock options or awards granted to non-employee directors vest in one year from the date of grant. Stock options granted to employees generally vest equally over a period of 3 to 5 years from the date of grant. Stock awards granted to employees generally vest equally over a period of up to 3 years from the date of grant for awards subject to service requirements. Certain stock awards are granted and vest based on the achievement of certain performance requirements as established by the Committee. Stock awards may be granted without service or performance requirements, as determined by the Committee. The Committee, at its discretion, may establish other vesting periods and performance requirements when appropriate. Currently 8,000 shares of stock awards subject to service requirements, and 65,000 stock options were granted to plan participants under the 2007 Plan in 2009. The number of shares reserved for issuance under the 2007 Plan is 2.0 million, of which 1,559,792 shares were available for future grant as of December 31, 2009. The number of shares reserved under the 1997 Plan for issuance was 1.5 million, of which 1,036,300 shares were left unused as of December 31, 2009.

Share-based compensation expense of $1.0 million and $1.2 million was recorded in the years ended December 31, 2009 and 2008, respectively. No equity compensation expense has been capitalized in inventory or fixed assets.

Employee Stock Purchase Plan

The 2009 Employee Stock Purchase Plan ("ESPP") was approved by shareholders on May 21, 2009.

The ESPP is administered by the Compensation Committee. The aggregate maximum number of shares of the Company's common stock that may be granted under the ESPP is one million five hundred shares over the ten year term of the ESPP, subject to adjustment in the event there is a reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, or similar transaction with respect to the common stock.

The plan allows employees to purchase shares of common stock at a 15% discount from market price and pay for the shares through payroll deductions. Eligible employees can enter the plan at specific "offering dates" which occur in six month intervals.

In addition to the Company's share-based compensation plans, certain other warrants have been issued that are compensatory in nature. See further discussion in the "Warrants to Purchase Common Stock" section of Note 11 below.

Stock Options

The weighted-average fair value of stock options granted during 2009 and 2008, was estimated at $2.65 and $1.85, per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

- *Expected Volatility:* The Company utilizes a volatility factor based on the Company's historical stock prices for a period of time equal to the expected term of the stock option utilizing weekly price observations. For 2009 and 2008 the Company utilized weighted-average volatility factors of 62.6% and 62.5%, respectively.
- *Expected Term:* Due to limited historical exercise data, the Company utilizes the simplified method of determining the expected term based on the vesting schedules and terms of the stock options. For 2009 and 2008 the Company utilized weighted-average expected term factors of 7.5 years and 6.40 years, respectively.
- *Risk-Free Interest Rate:* The risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues over the expected term of the stock options. For 2009 and 2008, the Company utilized a weighted-average risk-free interest rate factors of 3.1%.
- *Expected Dividends:* Expected dividends were expected to be zero as the Company has not historically paid dividends. This will be re-evaluated if and when dividends are expected to be paid.

The fair value of the stock options granted is recorded as compensation expense on a straight-line basis over the vesting periods of the options adjusted for the Company's estimate of pre-vesting forfeitures. The pre-vesting forfeiture estimate is based on historical activity and is reviewed periodically and updated as necessary.

Information related to all stock options under the 2007 Plan and 1997 Plan for the year ended December 31, 2009 is shown in the table below:

(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at 12/31/08	533	$6.39	5.7 years	
Granted	65	4.05	7.5 years	
Forfeitures	—			
Exercised	—			
Outstanding at 12/31/09	598	6.13	6.1 years	429
Exercisable at 12/31/09	325	6.37	7.1 years	226

The Company received no cash from employees exercising options during the year ended December 31, 2009 and $42,000 of cash from employees who exercised 12,500 options during the year ended December 31, 2008. The intrinsic value of exercised options in 2008 was $74,000.

Restricted Shares

Information related to all restricted stock awards under the 2007 Plan for the year ended December 31, 2009 is shown in the table below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	128	$ 9.88
Granted	8	3.50
Vested	(47)	10.97
Forfeited	(41)	6.89
Nonvested, end of year	48	10.34

In 2009 the Company recorded expense for restricted stock awards of $509,000 and $600,000 for 2008. At December 31, 2009 there was $225,000 of total unrecognized compensation costs related to restricted stock awards that is expected to be recognized over a weighted average period of .45 years.

The total fair value of restricted shares vested was $1.2 million and $708,000 during 2009 and 2008, respectively.

Warrants to Purchase Common Stock

The Company has historically issued warrants to purchase common shares in conjunction with business acquisitions, debt issuances and employment contracts. The estimated fair value of warrants granted in conjunction with employment agreements is reflected as compensation expense over their related vesting periods. Fair value of warrants is determined using a Black-Sholes valuation model with assumptions similar to the ones we used to value stock option awards.

On December 28, 2006, the Company issued warrants to purchase 250,000 shares to Icarus, a related party, at an exercise price of $9.07 and an expiration date of December 26, 2016. These warrants represent the only outstanding warrants as of December 31, 2009.

Treasury Stock

In October 2008, two shareholders, who were affiliates of one another, and who owned in the aggregate at such time in excess of 5% of our issued and outstanding common stock, approached the Company with an unsolicited offer to sell us 626,121 shares of CECO common stock for $1.6 million. We completed the purchase in October 2008 for a price of $2.50 per share plus brokerage costs.

In 2009, we retired 626,000 shares of our common stock previously held as treasury shares.

12. Pension and Employee Benefit Plans

We sponsor a non-contributory defined benefit pension plan for certain union employees. The plan is funded in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974.

We also sponsor a postretirement health care plan for office employees retiring before January 1, 1990. The plan allows retirees who have attained the age of 65 to elect the type of coverage desired.

The following tables set forth the plans' changes in benefit obligations, plan assets and funded status on the measurement dates, December 31, 2009 and 2008, and amounts recognized in our consolidated balance sheets as of those dates.

$ in thousands	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 6,246	$ 6,192	n/a	n/a
Accumulated post retirement benefit obligation	n/a	n/a	$ 245	$ 277
Service cost	176	176	—	—
Interest cost	381	363	14	15
Amendments	—	9	—	—
Actuarial (gain)/loss	130	(262)	15	2
Benefits paid	(247)	(232)	(46)	(49)
Projected benefit obligation at end of year	6,686	6,246	228	245
Change in plan assets:				
Fair value of plan assets at beginning of year	3,929	4,793	—	—
Actual return on plan assets	697	(1,052)	—	—
Employer contribution	360	420	46	49
Benefits paid	(247)	(232)	(46)	(49)
Fair value of plan assets at end of year	4,739	3,929	—	—
Funded status	$(1,947)	$(2,317)	$(228)	$(245)
Defined benefit liabilities included in accounts payable and accrued expenses	$ —	$ —	$ (38)	$ (44)
Defined benefit liabilities included in other liabilities	(1,947)	(2,317)	(190)	(201)
Deferred tax benefit/ (expense) associated with AOCL	1,149	1,349	(20)	(28)
AOCL, net of tax	1,723	2,023	(30)	(42)
Net amount recognized	$ 925	$ 1,055	$(278)	$(315)
Other comprehensive income:				
Net loss (gain)	$ (249)	$ 1,211	$ 15	$ 2
Prior service cost (credit)	—	9	—	—
Amortization of transition asset/(obligation)	—	—	—	—
Amortization of prior service cost	(9)	(8)	—	—
Amortization of net actuarial loss	(242)	(142)	5	5
Total recognized in other comprehensive income	$ (500)	$ 1,070	$ 20	$ 7
Accumulated other comprehensive income:				
Net loss (gain)	$ 2,843	$ 3,334	$ (50)	$ (70)
Prior service cost	29	38	—	—
Prior transition (asset)/obligation	—	—	—	—
Amount recognized in accumulated other comprehensive income	$ 2,872	$ 3,372	$ (50)	$ (70)
Weighted-average assumptions used to determine benefit obligations for the year ended December 31:				
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected long-term rate of return on assets	8.00%	8.50%	N/A	N/A
Compensation increase rate	N/A	N/A	N/A	N/A

The basis of the long-term rate of return assumption reflects the current asset mix for the pension plan of approximately 40% debt securities and 60% equity securities with assumed average annual returns of approximately 5% to 6% for debt securities and 10% to 12% for equity securities. The investment portfolio for the pension plan will be adjusted periodically to maintain the current ratios of debt securities and equity securities. Additional consideration is given to the historical returns for the pension plan as well as future long range projections of investment returns for each asset category.

Benefits under the plans are not based on wages and, therefore, future wage adjustments have no effect on the projected benefit obligations.

Based on current assumptions, estimated contributions of $267,000 may be required in 2010 for the pension plan and $39,000 for the retiree healthcare plan.

Included in other comprehensive income for our defined benefit plans, net of related tax effect, were a decrease in the minimum liability of $288,000 in 2009 and an increase of $646,000 in 2008.

The details of net periodic benefit cost for pension benefits included in the accompanying consolidated statements of operations for the years ended December 31, 2009 and 2008 are as follows:

$ in thousands	2009	2008
Service cost	$ 176	$ 176
Interest cost	381	363
Expected return on plan assets	(318)	(421)
Net amortization and deferral	251	150
Net periodic benefit cost	$ 490	$ 268
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:		
Discount rate	6.25%	6.00%
Expected return on assets	8.00%	8.50%
Compensation increase rate	N/A	N/A

The net loss, prior service cost and transition (asset)/obligation for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 are $219,000, $9,000 and $0, respectively. The net loss, prior service cost and transition (asset)/obligation for the healthcare plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2010 are $(3,000), $0 and $0, respectively.

The net periodic benefit cost (representing interest cost only) for the healthcare plan included in the accompanying consolidated statements of operations was $9,000 and $10,000 for the years ended December 31, 2009 and 2008 respectively. The weighted average discount rate to determine the net periodic benefit cost for 2009 and 2008 was 6.25% and 6.00%, respectively.

Changes in health care costs have no effect on the plan as future increases are assumed by the retirees.

Pension plan assets are invested in trusts comprised primarily of investments in various debt and equity funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The expected rate of return on assets includes the determination of a real rate of return for equity and fixed income investment applied to the portfolio based on their relative weighting, increased by an underlying inflation rate. Our defined benefit pension plan asset allocation by asset category is as follows:

	Target Allocation	Percentage of Plan Assets	
	2010	2009	2008
Asset Category:			
Equity securities	60%	60%	45%
Debt securities	40%	40%	55%
Total	100%	100%	100%

Estimated pension plan cash obligations are $317,000, $343,000, $380,000, $409,000 and $436,000 for 2010 – 2014, respectively, and a total of $2,535,000 for the years 2015 through 2019. Estimated healthcare plan cash obligations are $39,000, $36,000, $33,000, $30,000 and $26,000 for 2010–2014, respectively, and a total of $89,000 for the years 2015 through 2019.

Fair Value Measurements of Pension Plan Assets

Following is a description of the valuation methodologies used for pension assets measured at fair value:

- *Cash and cash equivalents:* Cash and cash equivalents consist of cash on deposit in a money market fund. Cash and cash equivalents are stated at cost, which approximates fair value.
- *U.S. government and agency securities:* Valued at closing price reported in the active market in which the individual security is traded.
- *Corporate bonds and notes:* Valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be prioritized differently at certain times based on market conditions.
- *Mutual funds:* Valued at the net asset value (NAV) of shares held by the plans at year end. The NAV is calculated based on the underlying shares and investments held by the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The levels assigned to the defined benefit plan assets as of December 31, 2009, are summarized in the tables below:

$ in thousands	Level 1	Level 2	Level 3	Total
Pension assets, at fair value:				
Cash in money market fund	$269	$ —	$—	$ 269
U.S. government and agency securities	693	—	—	693
Corporate bonds and notes	—	784	—	784
Mutual funds	—	2,993	—	2,993
Total assets	$962	$3,777	$—	$4,739

In connection with collective bargaining agreements, we participate with other companies in defined benefit pension plans. These plans cover substantially all of our Kirk & Blum contracted union employees not covered in the aforementioned plan. If we were to withdraw from participation in these multi-employer plans, we would be required to contribute our share of the plans' unfunded benefit obligation. We have no intention of withdrawing from any plan and, therefore, no liability has been provided in the accompanying consolidated financial statements.

Amounts charged to pension expense under the above plans including the multi-employer plans totaled $2.3 million and $3.2 million for 2009 and 2008, respectively.

During July 2006, we merged the K&B and CFI's profit sharing and 401(k) savings retirement plans for non-union employees. The merged plan covers substantially all employees who have 6 months of service, completed 1,000 hours of service and who have attained 18 years of age. The Plan allows us to make discretionary contributions and provides for employee salary deferrals of up to 22%. We increased effective January 1, 2008 the matching contributions to 100% of the first 1% and 50% of the next 5% of the employee deferral for a maximum match of 3.5%. We made matching contributions and discretionary contributions of $570,000 and $594,000 during 2009 and 2008, respectively.

13. Commitments and Contingencies

Rent

We lease certain facilities on a year-to-year basis. We also have future annual minimum rental commitments under noncancellable operating leases as follows:

December 31,	Commitment $ in thousands
2010	$1,494
2011	1,009
2012	177
2013	25
2014	4
	$2,709

Total rent expense under all operating leases for 2009 and 2008 was $1.9 million and $1.6 million, respectively.

Employment Agreements

In February 2010, we entered into a five year employment agreement with our new Chief Executive Officer. The new agreement provides for an annual salary and a bonus, for each of the next five years, based on an incentive compensation plan tied to financial performance and attainment of goals.

In December 1999, we entered into five-year employment agreements with three of the former owners of K&B. In 2001, these agreements were amended by extending the term one additional year. In December 2005 these agreements expired and new agreements were entered into with two of the three former owners in May and June of 2006. The new agreements provide for annual salaries and a bonus, for each of the next three years, based on an incentive compensation plan tied to financial performance and attainment of goals. The agreements automatically renew for one year periods, unless otherwise terminated.

In March 2007, we entered into one, two and three-year employment agreements with three executives of Effox, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In October 2007, we entered into a three-year employment agreements with a key executive of GMD Environmental Technologies, Inc. The agreement provides for annual salary, a retention bonus and a bonus based on an incentive compensation plan tied to financial performance and attainment of goals.

In March 2008, we entered into three-year employment agreements with six executives of Fisher-Klosterman, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In August 2008, we entered into three-year employment agreements with three executives of Flextor, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In August 2008, we entered into a three-year employment agreement with an executive of Fisher-Klosterman, Inc. The agreement provide for annual salary, retention bonus and a bonus, based on an incentive compensation plan tied to financial performance and attainment of goals.

The Company is involved in certain litigation in the normal course of its business. Management intends to vigorously defend these cases.

Legal Proceedings

A lawsuit was filed on September 10, 2009 in Marion County Superior Court, State of Indiana. A wrongful death claim has been made by the estate of Terry David Walk for an accident that occurred in March 2008 at the worksite of a customer of the Company relating to a baghouse system. The defendants include CECO and its subsidiaries, The Kirk & Blum Manufacturing Company, kbd/Technic, Inc., and CECO Abatement Systems, Inc. The complaint contains causes of action for negligence and a cause of action for breach of implied warranties, and the complainant is asking for unspecified compensatory damages and costs. The Company's insurance carriers have agreed to defend the claims, pursuant to reservation of rights letters, and have retained counsel to defend the Company. We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. However, at this time the Company cannot estimate any potential final range of loss resulting from this litigation as it is still in discovery and accordingly, we have not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. At this time, we believe that the claims are without merit and we intend to vigorously defend this suit.

14. Income Taxes

Income tax provision (benefit) from continuing operations consisted of the following for the years ended December 31:

$ in thousands	2009	2008
Current:		
Federal	$ (264)	$2,200
State	77	298
Foreign	(109)	206
	(296)	2,704
Deferred:		
Federal	(2,278)	211
State	(570)	54
	(2,848)	265
	$(3,144)	$2,969

The income tax provision (benefit) from continuing operations differs from the statutory rate due to the following:

$ in thousands	2009	2008
Tax expense (benefit) at statutory rate	$(6,090)	$2,939
Increase (decrease) in tax resulting from:		
State income tax, net of federal benefit (expense)	(946)	458
Permanent differences, including certain Goodwill and impairment charges	4,001	(634)
Foreign tax expense (benefit)	(109)	206
	$(3,144)	$2,969

Deferred income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax liability consisted of the following at December 31:

$ in thousands	2009	2008
Current deferred tax assets (liabilities) attributable to:		
Accrued expenses	$ 732	$ 534
Deferred state taxes	13	206
Reserves on assets	223	121
Inventory	—	22
Prepaid expenses	(322)	(233)
Current deferred tax asset (included in prepaid expenses and other current assets)	646	650
Noncurrent deferred tax assets (liabilities) attributable to:		
Depreciation	(2,034)	(2,035)
Goodwill and intangibles	1,133	(1,395)
Other	3	(335)
Minimum pension and postretirement liability	1,246	1,454
Net noncurrent deferred income tax asset (liability)	348	(2,311)
Net deferred tax asset (liability)	$ 994	$(1,661)

Gross deferred tax assets were $4.9 million and $2.9 million at December 31, 2009 and 2008, respectively. Gross deferred tax liabilities were $3.9 million and $4.5 million at December 31, 2009 and 2008, respectively.

The Company accounts for uncertain tax positions pursuant to FASB Accounting Standards Codification Topic 740. A reconciliation of the beginning and ending amount of unrecognized tax is as follows:

	2009	2008
Balance as of January 1	$ 420,000	$ 475,000
Interest and penalties for tax positions of prior years	52,000	41,000
Reductions for expirations tax positions of prior years	(85,000)	(96,000)
Balance as of December 31	$ 387,000	$ 420,000

Included in the balance at December 31, 2009, is a $148,000 tax position for which the ultimate outcome is highly certain. The Company recognizes interest accrued related to unrecognized tax expenses in interest expense and penalties in income tax expense. During the year ended December 31, 2009, the Company recognized approximately $52,000 in interest and penalties. Tax years going back to 2006 remain open.

15. Related Party Transactions

During 2009 and 2008, we paid Icarus $120,000 per year for use of its space and other office expenses of our Toronto office. During 2009 and 2008, we paid fees of $360,000 to Icarus for management consulting services. These services were provided by Phillip DeZwirek, the then Chief Executive Officer and Chairman of our Board, through Icarus.

As described in Note 10, on November 26, 2009, the Company issued the Investor Notes to a group of investors which includes Icarus ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock.

16. Acquisitions

On February 29, 2008, the Company, through its wholly owned subsidiary FKI Acquisition Corp., purchased substantially all of the assets of Fisher-Klosterman, Inc. ("FKI"). We acquired FKI to obtain air pollution and particulate recovery products in the fields of petroleum refinery, power production, petrochemicals, and manufacturing. The acquisition also expands our operations into China. The purchase price was approximately $23.3 million, consisting of net cash paid plus transaction costs totaling approximately $15.3 million (funded under the amended Bank Facility), liabilities assumed of approximately $7.1 million and 98,580 shares of restricted common stock valued at $0.9 million. Additionally, the former owners of FKI are entitled to earn-out payments payable in shares of common stock of up to $3.5 million upon the attainment of specified gross profit amounts through February 28, 2011, none of which was earned through December 31, 2009.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 6,934
Other assets	41
Property and equipment	1,823
Intangible assets—finite life	1,634
Intangible assets—indefinite life	800
Goodwill	12,087
Total assets acquired	23,319
Current liabilities assumed	(7,074)
Net assets acquired	$16,245

The following unaudited pro forma information represents the Company's results of operations as if the acquisition had occurred on January 1, 2008.

$ in thousands	(Unaudited) Year ended December 31, 2008
Net sales	$223,782
Net income	$ 5,139
Earnings per share:	
Basic	$ 0.35
Diluted	$ 0.31

On August 1, 2008 for $6.8 million in cash, the Company, through a subsidiary, acquired all of the stock of Flextor Inc., a Quebec company ("Flextor"), pursuant to the terms of a Stock Purchase Agreement dated August 1, 2008. Additionally, the former owners are entitled to earn-out payments of up to $.5 million upon the attainment of specified gross profit amounts through July 31, 2011, none of which was earned through

December 31, 2009. Flextor is a provider of engineered-to-order dampers and expansion joints for the power, natural gas, cement, smelting, incineration, and other industries.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 5,247
Property and equipment	286
Intangible assets—finite life	16
Goodwill	5,058
Total assets acquired	10,607
Current liabilities assumed	(3,769)
Net assets acquired	$ 6,838

FKI purchased for $1.4 million in cash all of the assets and assumed certain liabilities of Shideler, Inc. (f/k/a/ A.V.C. Specialists, Inc.) ("A.V.C.") on August 1, 2008 pursuant to an Asset Purchase Agreement dated August 1, 2008 by and among FKI, A.V.C., and Thomas J. Shideler and Barbara Shideler. Additionally, the former owners are entitled to earn-out payments of up to $.4 million upon the attainment of specified gross profit amounts through July 31, 2010, none of which was earned through December 31, 2009. A.V.C. is a provider of electrostatic precipitator components for the power, refining, petrochemical, pulp and paper, cement, and other industries.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 486
Property and equipment	302
Goodwill	636
Total assets acquired	1,424
Current liabilities assumed	(74)
Net assets acquired	$1,350

FKI and A.V.C., which were not considered significant subsidiaries, were financed with a combination of the proceeds of the Subordinated Debt described in Note 10 and the Bank Facility.

17. Major Customers and Foreign Sales

No single customer represented greater than 10% of consolidated net sales or accounts receivable for 2009 or 2008.

For 2009 and 2008, sales to customers outside the United States, including export sales, accounted for approximately 12% and 11% respectively, of consolidated net sales. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars.

18. Discontinued Operations

During 2009, the Company discontinued the operations of H.M. White, Inc. The Company terminated its facility lease in Detroit, Michigan and all property and equipment held by H.M. White was sold at net book value to its former owner. Accordingly, there was no gain or loss associated with the sale of H.M. White's assets.

The results of H.M. White are presented as discontinued operations for all periods in the consolidated financial statements. The Company did not allocate general corporate interest expense to H.M. White.

Operating results of discontinued operations are as follows:

$ in thousands	Year Ended December 31, 2009	Year Ended December 31, 2008
Net sales	**$5,529**	**$34,641**
Loss from discontinued operations, before income taxes	$ (465)	$ (1,009)
Income tax benefit	(200)	(343)
Loss from discontinued operations	**$ (265)**	**$ (666)**

Assets and liabilities related to discontinued operations consisted of the following:

$ in thousands	December 31, 2009	December 31, 2008
Assets		
Accounts receivable	$1,356	$ 9,214
Inventories	37	101
Costs and estimated earnings in excess of billings on uncompleted contracts	299	1,702
Prepaid expenses and other	185	197
Total current assets of discontinued operation	1,877	11,214
Property and equipment, net	57	82
Other assets	—	—
Total assets of discontinued operation	$1,934	$11,296
Liabilities		
Accounts payable and accrued expenses	$ 533	$ 6,863
Billings in excess of costs and estimated earnings on uncompleted contracts	115	685
Other	—	(111)
Total current liabilities of discontinued operation	648	7,437
Other liabilities	—	—
Total liabilities of discontinued operation	$ 648	$ 7,437

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AUDITORS
BDO Seidman, LLP
Chicago, Illinois

LEGAL COUNSEL
Barnes & Thornburg
Chicago, Illinois

REGISTRAR & TRANSFER AGENT
American Stock Exchange & Trust Company
New York, New York

STOCK MARKET
NASDAQ Global Market system under
the symbol "CECE"

FORM 10-K
The CECO Environmental Corp. 2009 Form 10-K
is available by emailing
investors@cecoenviro.com

It can also be downloaded from our website:
www.cecoenviro.com

INVESTOR RELATIONS
Contact Jeff Lang at 1-800-333-5475.
Visit our website at www.cecoenviro.com
or send an e-mail to investors@cecoenviro.com.

ANNUAL MEETING
The CECO Environmental Corp. Annual Meeting
will be held on:
May 20, 2010 at 10:30 a.m. at
The Crowne Plaza Hotel
5901 Pfeiffer Road
Cincinnati, Ohio 45242

CORPORATE OFFICES
3120 Forrer Street
Cincinnati, Ohio 45209
Phone: 513/458-2600
Toll Free: 800/333-5475
Fax: 513/458-2647

INTEGRATED CLEAN AIR SOLUTIONS


CECO Environmental

CORPORATE OFFICES

3120 Forrer Street
Cincinnati, Ohio 45209
Phone: 513.458.2600
Toll Free: 800.333.5475
Fax: 513.458.2647

INVESTOR RELATIONS

Toll Free: 800.333.5475
www.cecoenviro.com
NasdaqGM: CECE